


06011756

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

March 16, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated March 14, 2006, regarding the 2nd Quarter Results. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of the 2nd Quarter Report, which includes the Management Discussion & Analysis, financial statements and notes. These were mailed to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions.

3. Copies of Form 52-109F2, Certification of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and provincial securities commissions.

4. A copy of the confirmation of mailing that was also filed with the provincial securities commission and Toronto Stock Exchange.

5. A copy of a news release dated March 15, 2006, regarding the Pool Announcing a $150 million Senior Note Offering. This was filed with the Toronto Stock Exchange and provincial securities commissions.

6. A copy of a Preliminary Prospectus dated March 15, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

7. A copy of a Decision Document from the Financial Services Commission filed that was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

for Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment


POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release
March 14, 2006
Regina, Saskatchewan
Listed: SWP:TSX

Grain Handling and Marketing Drives Pool's Second Quarter Results

Saskatchewan Wheat Pool Inc. today announced its financial results for the period ending January 31, 2006, which highlighted improved operating performance by the company's Grain Handling and Marketing segment.

- The Pool's grain and oilseed shipments for the quarter were 2.1 million tonnes, up approximately 18% over the second quarter of 2005 and elevating the six-month total to 3.9 million tonnes, which compares to 3.3 million tonnes a year earlier.
- Contributions on an EBITDA basis from the Grain Handling and Marketing segment for the quarter were $12.1 million, up 71% from the $7.1 million (excluding one-time items) earned in the previous year's quarter.
- The Pool's consolidated market share was up a full percentage point to 24% from 23% last year as a result of the larger crop in Saskatchewan.
- Volumes through the Pool's Vancouver port terminal were up 53% in the first six months of 2006 versus the same period a year ago, reflecting a strong non-Board export program and the impact of efficiency improvements associated with the Pool's joint venture operating arrangement with James Richardson International Ltd. (JRI).

On a consolidated basis, sales and other operating revenues for the second quarter of fiscal 2006 were $368 million, 14.1% above the $322 million generated in the second quarter of fiscal 2005. All three business segments recorded stronger sales for the three-month period.

For the first six months of fiscal 2006, sales totaled $642 million, up from $551 million in the first six months of 2005. The increase reflects stronger grain shipments, partially offset by lower non-Board commodity prices, higher sales from the Pool's retail operations and its joint venture affiliate, Western Co-operative Fertilizers Ltd., and sales improvements through Can-Oat Milling. These improvements were slightly offset by lower sales volumes through the Pool's affiliate Prairie Malt Limited due to the timing of customer shipments coupled with lower selling prices for malt products.

EBITDA (earnings from continuing operations before interest, taxes, and amortization) in the second quarter of fiscal 2006 was $11.0 million compared to $14.0 million in the second quarter of last year. The $3.0 million variance quarter-over-quarter includes $0.9 million in positive one-time items recorded in last year's second quarter and reflects a $5.4 million decrease in contributions from the Agri-products segment, $1.7 million in additional corporate costs, partially offset by a $5.0 million increase in EBITDA from the Grain Handling and Marketing segment on a comparable basis. The Agri-food Processing segment's contributions for the quarter were on par with the previous year.

On a year-to-date basis EBITDA was $11.1 million versus $11.9 million for the first six months of 2005. EBITDA improved by 7.7% excluding positive one-time items of $1.6 million in last year's results. The Grain Handling and Marketing segment more than doubled their EBITDA and the Agri-food Processing segment recorded a 15.7% improvement in overall contributions. These positive results were partially offset by a $6.8 million decrease in Agri-products contributions and a $3.2 million increase in corporate costs.

The Pool's President and CEO, Mayo Schmidt said, "Volumes are one of the key drivers in the grain business. Even though we have seen sluggish Canadian Wheat Board wheat exports to date, we have been able to develop our non-Board export program because of the larger than average crops that were produced in Saskatchewan and Alberta this past fall." Schmidt added, "On the Agri-products side, much of the variance we have experienced at the retail level is believed to be timing and we still see good potential for their peak season, which occurs between April and June".

Earnings from continuing operations before interest and taxes (EBIT), for the second quarter of fiscal 2006 was $4.1 million, which compares to $7.1 million last year ($6.2 million excluding one-time items). For the six months, EBIT was a loss of $2.7 million versus a loss of $1.4 million (loss of $3.0 million after excluding one-time items) recorded for the same period a year ago.

Interest expense for the quarter was $6.0 million (including $1.0 million non-cash) compared to $8.7 million (including $3.0 million non-cash) in the three months ended January 31, 2005. Interest for the six months was down 34.0% to $11.9 million from $18.1 million. Non-cash interest of $2.0 million and $5.9 million were included in each respective period. The cash interest reduction reflects lower short-term borrowings and lower term debt levels quarter-over-quarter, the latter being primarily offset by an increase from 8% to 12% in the annual interest rate paid on $150 million of Senior Subordinated Notes.

The loss from continuing operations for the quarter was $2.0 million, an improvement of approximately $0.4 million compared to last year's second quarter after excluding one-time positive items in that quarter (loss of $0.9 million including $1.5 million in one-time items). On a year-to-date basis, the Pool cut its loss from continuing operations to $9.6 million compared to last year's first six months, when the loss from continuing operations was $19.3 million or $16.5 million including one-time items of $2.8 million.

Net earnings for the quarter were $2.9 million compared to a second quarter loss of $0.9 million last year. The net earnings for this year's quarter include a $4.9 million net recovery from discontinued operations related to filings through the Canadian Agricultural Income Stabilization (CAIS) Program for a portion of the operating losses incurred by discontinued operations in prior years. The net loss for the six-month period was $4.7 million versus a loss of $16.5 million for the same period a year ago.

The following table provides the per share information for the comparable periods:

	Second Quarter		Year-To-Date	
	2006	2005	2006	2005
Net loss from continuing operations, before accretion	(0.02)	(0.07)	(0.12)	(1.37)
Net loss from continuing operations	(0.02)	(0.50)	(0.12)	(2.21)
Net earnings from discontinued operations	0.06	-	0.06	-
Net earnings/loss	0.04	(0.50)	(0.06)	(2.21)
Number of shares outstanding	81,834	12,140	81,834	12,140
Weighted average shares outstanding	81,834	12,117	81,834	12,058

Cash flow from continuing operations was $1.9 million compared to $0.7 million for the six months ending January 2005. Higher earning contributions from Grain Handling and Marketing and Can-Oat Milling were partially offset by reduced contributions from Agri-products and higher corporate costs. The majority of the Pool's cash flow is generated in the final three months of its fiscal year, which corresponds with the farmers' planting season in the spring and early summer months.

Cash flow from discontinued operations was $9.0 million to January 31, 2006, and reflects payments from CAIS, a joint federal/provincial risk management program. The payments relate to the Pool's investment in hog operations, which the company exited prior to July 31, 2004.

The Pool's total debt declined from $310 million at January 31, 2005 to $198 million at January 31, 2006 and its total debt-to-equity ratio improved to 34:66 from 64:36. Long-term debt-to-equity was 29:71 at January 31, 2006 versus 60:40 on January 31, 2005. The improvement in the company's financial position and related ratios is primarily due to the recapitalization and the rights offering, which were completed during fiscal 2005.

Segment Results

Grain Handling and Marketing

Quarterly grain shipments of 2.1 million tonnes were up approximately 18.1% over the 1.8 million shipped in the same three months last year. The Pool increased its non-Board grain and oilseed shipments by 30% quarter-over-quarter and moved more than double its volume of Canadian Wheat Board (CWB) barley shipments to offset a 13% decline in its CWB wheat shipments for the period.

On a year-to-date basis, shipments were up 17.1%, almost entirely as a result of the Pool's strong non-Board shipping program that was executed to offset sluggish CWB industry movement. Total shipments reached 3.9 million tonnes in the first six months, which compares to 3.3 million tonnes a year earlier. Approximately 56% of the Pool's shipments were CWB grains, whereas last year during the first two quarters, CWB shipments represented 64% of the total.

To date, exports of wheat through the CWB have lagged behind 2005 and the Pool has offset these delays by executing on its export program for non-Board commodities like canola and peas. The CWB has been able to develop a strong feed barley program based on positive world feed barley markets, which has served to offset lower year-to-date wheat sales.

Producer deliveries into the Pool's primary elevator network were up 11.1% for the quarter to 2.0 million tonnes, bringing the year-to-date total to 4.0 million tonnes compared to 3.4 million tonnes in the first six months of last year.

Total port terminal volumes for the Pool's Vancouver and Thunder Bay export facilities were 1.3 million tonnes for the quarter, up 14.8% from the 1.1 million tonnes shipped a year earlier. On a year-to-date basis, Vancouver and Thunder Bay receipts were 2.5 million tonnes versus 2.0 million tonnes.

Grain Handling and Marketing Volumes
For the Three and Six Months ended January 31
(in thousands of metric tonnes)

	3 Months F2006	3 Months F2005	6 Months F2006	6 Months F2005	YTD Increase (Decrease)
Primary elevator receipts	2,031	1,827	3,953	3,439	15%
Primary elevator shipments					
Board grains	1,197	1,086	2,196	2,135	3%
Non-Board grains and oilseeds	940	723	1,695	1,189	43%
Total primary elevator shipments	2,137	1,809	3,891	3,324	17%
Terminal operations					
Vancouver	964	739	1,794	1,175	53%
Thunder Bay	305	366	679	844	(20)%
	1,269	1,105	2,473	2,019	23%
Share of affiliates	320	179	449	288	56%
Total terminal operations	1,589	1,284	2,922	2,307	27%

Segment EBITDA for the quarter was $12.1 million, which compares to $8.0 million (or $7.1 million excluding one-time items) recorded in the second quarter of last year. Increased shipments and better margins were the primary factors for the improvement. On a year-to-date basis, EBITDA was $17.4 million for the first six months of 2006 versus $9.5 million for the first six months of 2005 (or $7.9 million excluding one-time items). This year's total includes $3.2 million of grain volume

insurance costs that were recorded in its first quarter of the year. Last year, the Pool did not have a grain volume insurance program in place.

During the quarter, the Pool renewed its grain volume insurance for the 2007 fiscal year at a similar cost to its 2006 program. The coverage provides a maximum payment of $30 million with partial payments available should prairie production decline by approximately 20%. The program is weighted regionally to reflect the Pool's market share in each province. The package also includes a small three-year component, which solidifies the Pool's ongoing commitment to this important risk management strategy.

Segment EBIT for the quarter was $9.2 million compared to EBIT of $5.1 million earned in the second quarter of 2005 ($4.2 million excluding one time items). For the six months ended January 31, 2006, EBIT was $11.6 million versus $4.0 million ($2.4 million excluding one-time items).

Agri-products

The Pool's Agri-products segment generated sales of $88.7 million compared to $75.4 million in the second quarter of fiscal 2005. Sales through the Pool's retail operations were similar to the previous year's period with the majority of the sales being fertilizer products as opposed to crop protection or seed products, which are more seasonal. Western Co-operative Fertilizer Ltd. (WCFL) sales were 30.3% higher than the previous year's quarter primarily as a result of higher selling prices.

For the six-month period, segment sales totaled $143.2 million, a 12.4% increase from the $127.4 million in sales generated in the first half of 2005. The Pool's retail operation drove this improvement with a 25.8% sales increase, while WCFL sales were up 2.4%.

A breakdown of consolidated sales and operating revenues for the Agri-products segment follows.

Sales and Other Operating Revenues – Agri-products Segment
For the Three Month and Six Month periods ended January 31

$ Millions	Second Quarter		Year-To-Date	
	2006	2005	2006	2005
Fertilizer products	$83.5	$69.0	$121.5	$107.6
Crop protection products	0.3	0.4	9.7	8.1
Other	4.9	6.0	12.0	11.7
Total	$88.7	$75.4	$143.2	$127.4

EBITDA from the Agri-products segment for the quarter was nil compared to earnings of $5.4 million in the second quarter last year. Sales improvements and a $0.9 million increase in research and development revenue was more than offset by a higher bad debt allowance due to extended terms the Pool granted customers for their 2004 crop inputs due to the severe frost that occurred. Collections related to the 2005 crop year are ahead of last year at this time. Margins were also lower than the previous year's quarter reflecting a return to typical producer buying behaviour for seed and the timing of crop protection supplier rebates, coupled with lower margins on fertilizer due to competitive factors and higher energy prices.

On a year-to-date basis, EBITDA was a loss of $4.8 million, which compares to earnings of $2.0 million recorded in last year's first six months. EBIT was a loss of $10.2 million versus a loss of $3.2 million last year. The higher bad debt allowance mentioned earlier was the primary factor for the decrease in contributions in the first six months. In addition, increased competition, lower supplier rebates and higher distribution costs were factors contributing to the reduced EBITDA. In the fertilizer business, high natural gas prices in the first six months, competitive pricing from other fertilizer manufacturers and increased retail competition lowered overall margins on that product line.

Agri-food Processing

The Agri-food Processing segment, which includes wholly owned Can-Oat Milling and 42.4% owned Prairie Malt Limited, generated second quarter sales of $30.8 million, up 2.5% from the $30.0 million generated in the second quarter of 2005. Can-Oat Milling sales were $22.7 million versus $21.5 million, while Prairie Malt sales were $8.1 million down from $8.5 million in last year's second quarter. On a year-to-date basis, total segment sales were $60.3 million, down slightly from $61.0 million a year earlier. Can-Oat's sales grew by 6.8% to $46.0 million from $43.0 million, while Prairie Malt's sales were down 20.7% to $14.3 million from $18.0 million.

The improvement at Can-Oat reflects increased sales of finished products, including oat flakes, bran, and low bran flour. Cereal and breakfast bar manufacturers have switched to whole grains in response to a growing health-conscious consumer market, a positive factor influencing demand for Can-Oat products.

Sales volumes through Prairie Malt Limited improved quarter-over-quarter, however sales values remained lower than the previous year's period. Year-to-date sales continued to reflect lower volumes due to the timing of customer shipments coupled with the lower sales values previously mentioned.

Segment EBITDA for the quarter was on par with the second quarter of 2005 at $5.1 million. On a year-to-date basis, EBITDA was $10.3 million, up 15.7% from the same period a year ago when the segment earned $8.9 million. Can-Oat's EBITDA was approximately 30.5% ahead of last year's first six months. Strong margins resulting from a change in product mix to higher valued products coupled with better yield results reflecting improvements in the quality of oat supplies this year were the primary factors. Prairie Malt's contribution was down because of lower sales and lower margins that are being impacted by excess industry capacity and the strengthening Canadian dollar.

EBIT for the quarter was $3.9 million slightly ahead of the $3.8 million generated in the second quarter last year, and on a year-to-date basis was $7.8 million versus $6.4 million for the previous year's period.

Corporate costs for the quarter were $6.2 million versus $4.6 million in the second quarter of fiscal 2005. On a year-to-date basis, costs were $11.8 million, up from $8.6 million a year earlier. Approximately $1.3 million of the increase was associated with six months of provincial capital taxes. The Pool now pays Saskatchewan capital taxes as a result of continuing under the *Canada Business Corporations Act* in March of 2005. The remainder primarily reflects additional wages and benefits.

Industry Outlook

As the Pool looks forward, industry exports through licensed facilities are expected to increase to 24.4 mmt, an increase of 18%, based on the CWB's projected program of 16.3 mmt and Agriculture and Agri-food Canada (AAFC) estimates of about 8.1 mmt of non-Board exports. The following table reflects the CWB and AAFC estimates adjusted for products and other non-licensed exports.

(mmt)	Fiscal 2005 Actual	Fiscal 2006 Estimate
CWB Grains	14.8	16.3
Non-Board Grains & Oilseeds	5.8	8.1
Total	20.6	24.4

The ability for the industry to reach this target will be largely dependent upon the CWB's ability to meets its export target, particularly on wheat exports, which have been below target to date. In addition, the durum market is sluggish because of ample global supplies. For non-Board exports, AAFC estimates canola exports to rise by 32% in fiscal 2006 to 4.5 million tonnes from 3.4 million tonnes in 2005.

Even so, the industry predicts significant carryover into fiscal 2007. In fact, in its December 31, 2005 Stock Report, which was released on February 1, 2006, Statistics Canada estimated that on-farm stocks are well above average for many commodities with record levels of both durum and canola. The Pool believes that on-farm stocks of the six major grains in Western Canada could reach 11 mmt by year-end, which would be up considerably from the 7.7 mmt carried over into 2006 and more than double the 4.8 mmt average carryover. This should provide additional volume for fiscal 2007 and depending on upcoming new crop quality, could offer more blending opportunities than are currently available this fiscal year.

Margins for the Grain Handling and Marketing segment, while expected to exceed last year, will be influenced by limited blending opportunities of lower quality wheat and lower than normal malt barley selections (70% of normal) caused by rain at harvest time. Another factor that is now believed to potentially impact margins for fiscal 2006 is the mix between CWB and non-Board commodities within the Pool's shipments. Last year, the Pool's CWB/non-Board mix was 64/36. We now believe that the Pool's mix will more closely align with historical averages of 60/40. Given the lag in CWB wheat shipments to date, and the fact that CWB grains tend to provide higher margin opportunity, the change in mix could negatively impact overall margins for the year. Volumes are still expected to exceed last year's levels given the larger export program.

For Agri-products, commodity prices remain low for the second consecutive year and we expect that there will be significant carryovers of canola and durum into next fiscal year. Because of these factors, we expect some hesitancy among producers in finalizing their seeding intentions. Special crops and oilseed products such as canola typically demand more crop inputs and are therefore important commodities for the Pool's agri-products business. The Pool will be focusing its marketing programs on proprietary wheat and canola varieties that offer high yields, superior quality and end-use marketing demand to support its agri-products spring selling season.

The high yields produced with the 2005 crop and generally good subsoil moisture conditions are positive signals for fertilizer sales for the remainder of the year. Crop mix is also a factor that influences demand. For the crop protection product season, approximately 85% of annual sales occur in the fourth quarter and the Pool has re-positioned its distribution model to maximize product-to-farm movement through this critical period.

Positive industry dynamics in the oat ingredient market and Can-Oat's strong market position are expected to support another solid year for the oat miller. The opportunity for earnings growth is expected with the completion of Can-Oat's expansion, announced on December 13, 2005, which will add another 50,000 metric tonnes of milling capacity to its Portage la Prairie plant, bringing total milling capacity to over 340,000 metric tonnes per year. The expansion, estimated to cost $12 million, will include the addition of primary processing capacity, flaking capacity, high-speed bagging line, on-site storage, and in-house workspace. Construction is slated to begin this spring, with the new capacity coming on stream by the spring of 2007.

QUARTERLY AND ANNUAL MANAGEMENT'S DISCUSSION & ANALYSIS

The Pool's Management's Discussion & Analysis relating to the second quarter and year-to-date results for the period ending January 31, 2006 should be read in conjunction with this press release and the Pool's Management's Discussion & Analysis for its year ended July 31, 2005, which is included at pages 35 to 64 of the Pool's 2005 Annual Report. This information will be available on SEDAR at www.sedar.com and the Pool's website www.swp.com.

FORWARD-LOOKING INFORMATION

Certain statements in this press release are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that the Pool or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Pool and such matters, are forward-looking

statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in the Pool's Annual Information Form and in its Annual Report under the heading "Risk Management" Management's Discussion & Analysis; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; the Pool's dependence on key personnel; any labour disruptions; the Pool's financial leverage and funding requirements; credit risk in respect of customers of the Pool; foreign exchange risk and counter party risks in connection with foreign exchange and commodity hedging programs; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements in this release are qualified by these cautionary statements and the other cautionary statements and factors contained herein and there can be no assurance that the developments or results anticipated by the Pool and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Corporation. Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. In addition to other assumptions identified, assumptions have been made regarding, among other things: western Canadian and, in particular, Saskatchewan crop production and quality for the 2006 fiscal year and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of board grains by the Canadian Wheat Board; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by our customers; market share of grain deliveries and agri-product sales that will be achieved by the Pool; extent of customer defaults in connection with credit provided by the Pool or Farm Credit Canada in connection with agri-product purchases; demand for oat and malt barley products and market share of sales of these products that will be achieved by the Pool's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates. The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

Non-GAAP Measures

EBITDA (earnings from continuing operations before interest, taxes, and amortization) and EBIT (earnings from continuing operations before interest and taxes) are non-GAAP measures. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other corporations. These measures are intended to provide further insight with respect to the Pool's financial results and to supplement its information on earnings (loss) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations as it excludes depreciation and amortization, which are non-cash items. EBIT is a measure of earnings from continuing operations prior to debt service costs and taxes. These non-GAAP measures should not be considered in isolation to or as a substitute for GAAP measures such as (i) net income (loss), as an indicator of the company's profitability and operating performance or (ii) cash flow from (or used in) continuing operations, as a measure of the company's ability to generate cash.

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED BALANCE SHEETS

(in thousands) **AS AT**	**January 31, 2006** (unaudited)	**January 31, 2005** (unaudited)	**July 31, 2005** (audited)
ASSETS			
Current Assets			
Cash	$ 24,113	$ 4,209	$ 2,074
Cash in trust	32,036	30,695	771
Short-term investments	9,379	34,675	79,264
Accounts receivable	128,406	110,280	127,102
Inventories	171,577	162,854	117,416
Prepaid expenses and deposits	64,338	21,735	20,737
Future income taxes	2,469	3,054	78
	432,317	367,502	347,442
Investments	5,582	5,166	5,437
Property, Plant and Equipment	246,494	260,303	251,489
Other Long-Term Assets	12,648	7,344	14,822
Future Income Taxes	102,670	95,565	102,670
	$ 799,711	$ 735,880	$ 721,860
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ 2,062	$ 6,567	$ 8,060
Short-term borrowings	22,365	19,284	392
Members' demand loans	20,028	20,285	21,476
Members' Class A shares	-	1,774	-
Accounts payable and accrued liabilities	187,265	211,322	115,319
Long-term debt due within one year	9,757	9,493	5,461
	241,477	268,725	150,709
Long-Term Debt	144,114	252,338	148,928
Other Long-Term Liabilities	34,342	34,972	37,424
Future Income Taxes	3,213	5,455	3,559
	423,146	561,490	340,619
Shareholders' Equity			
Share capital	439,465	85,548	439,485
Contributed surplus	276	212	243
Convertible Subordinated Notes - equity component	-	134,553	-
Retained earnings (deficit)	(63,196)	(45,923)	(58,487)
	376,565	174,390	381,241
	$ 799,711	$ 735,880	$ 721,860

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(In thousands) FOR THE PERIODS ENDED	Three Months Ended January 31, 2006 (unaudited)	Three Months Ended January 31, 2005 (unaudited)	Six Months Ended January 31, 2006 (unaudited)	Six Months Ended January 31, 2005 (unaudited)
Sales and Other Operating Revenues	$ 367,725	$ 322,283	$ 641,682	$ 550,989
Cost of Sales and Expenses				
Cost of sales and operating expenses	342,143	295,827	603,238	514,540
Selling and administrative expenses	14,543	12,480	27,371	24,563
Amortization	6,960	6,838	13,728	13,277
	363,646	315,145	644,337	552,380
Earnings (Loss) Before Interest and Taxes	4,079	7,138	(2,655)	(1,391)
Interest expense	5,970	8,706	11,921	18,061
Loss Before Corporate Taxes	(1,891)	(1,568)	(14,576)	(19,452)
Corporate tax expense (recovery)	85	(675)	(4,946)	(2,929)
Loss From Continuing Operations	(1,976)	(893)	(9,630)	(16,523)
Net Recoveries From Discontinued Operations	4,921	-	4,921	-
Net Earnings (Loss)	2,945	(893)	(4,709)	(16,523)
Retained Earnings (Deficit), Beginning of Period	(66,141)	(39,864)	(58,487)	(19,221)
Accretion of equity component of Convertible Subordinated Notes	-	(5,166)	-	(10,179)
Retained Earnings (Deficit), End of Period	$ (63,196)	$ (45,923)	$ (63,196)	$ (45,923)
Basic and Diluted Earnings (Loss) Per Share				
From Continuing Operations	$ (0.02)	$ (0.50)	$ (0.12)	$ (2.21)
Net Earnings (Loss)	$ 0.04	$ (0.50)	$ (0.06)	$ (2.21)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) FOR THE PERIODS ENDED	Three Months Ended January 31, 2006 (unaudited)	Three Months Ended January 31, 2005 (unaudited)	Six Months Ended January 31, 2006 (unaudited)	Six Months Ended January 31, 2005 (unaudited)
Cash From (Used In) Operating Activities				
Loss from continuing operations	$ (1,976)	$ (893)	$ (9,630)	$ (16,523)
Add (deduct) items not involving cash				
Amortization	6,960	6,838	13,728	13,277
Future income tax recovery	(327)	(460)	(5,566)	(2,345)
Pension	472	558	930	1,072
Non-cash interest	1,008	2,979	1,995	5,851
Other items	283	(209)	400	(671)
Cash flow from continuing operations	6,420	8,793	1,857	661
Changes in non-cash working capital items				
Accounts receivable	27,226	53,567	(480)	54,187
Inventories	(21,974)	(16,452)	(54,161)	(57,867)
Accounts payable	6,714	1,245	68,384	54,556
Prepaid expenses and deposits	(26,017)	(6,058)	(43,601)	(11,834)
Changes in non-cash working capital - continuing operations	(14,051)	32,302	(29,858)	38,932
Cash (used in) from operating activities - continuing operations	(7,631)	41,095	(28,001)	39,593
Cash provided by discontinued operations	2,224	-	8,955	-
Cash (used in) from operating activities	(5,407)	41,095	(19,046)	39,593
Cash From (Used In) Financing Activities				
Repayment of long-term debt	(1,106)	(1,325)	(1,737)	(3,843)
Proceeds from short-term borrowings	21,219	18,817	21,973	17,783
Repayment of other long-term liabilities, net	(1)	(4)	(168)	(512)
Proceeds from (repayment of) members' demand loans	258	2,229	(1,448)	1,594
Repayment of members' Class A shares	-	(8)	-	(9)
Other items	(452)	-	(463)	-
Cash from financing activities	19,918	19,709	18,157	15,013
Cash From (Used In) Investing Activities				
Property, plant and equipment expenditures	(4,455)	(2,771)	(8,153)	(8,675)
Proceeds on sale of property, plant and equipment	90	203	202	867
Increase in cash in trust	(27,523)	(28,155)	(31,284)	(29,519)
Decrease (increase) in investments	248	(191)	(143)	(173)
Increase in other long-term assets	(345)	(16)	(1,601)	(252)
Cash used in investing activities	(31,987)	(30,930)	(40,959)	(37,652)
(Decrease) Increase in Cash and Cash Equivalents	(17,476)	29,874	(41,848)	18,954
Cash and Cash Equivalents, Beginning of Period	48,906	2,443	73,278	13,363
Cash and Cash Equivalents, End of Period	$ 31,430	$ 32,317	$ 31,430	$ 32,317
Cash and cash equivalents consist of:				
Cash			$ 24,113	$ 4,209
Short-term investments			9,379	34,675
Bank indebtedness			(2,062)	(6,567)
			$ 31,430	$ 32,317
Supplemental disclosure of cash paid during the period from continuing operations:				
Interest paid	$ (5,333)	$ (6,184)	$ (10,228)	$ (12,388)
Income taxes recovered (paid), net	$ (1,469)	$ 1,851	$ (1,889)	$ 713

SASKATCHEWAN WHEAT POOL INC.
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIODS ENDING JANUARY 31
(unaudited and in thousands)

Segment Earnings - Three Months

	January 31, 2006			January 31, 2005		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 12,148	$ (2,922)	$ 9,226	$ 7,995	$ (2,906)	$ 5,089
Agri-products	(11)	(2,753)	(2,764)	5,424	(2,647)	2,777
Agri-food Processing	5,147	(1,285)	3,862	5,122	(1,285)	3,837
Segment results	**17,294**	**(6,960)**	**10,324**	**18,541**	**(6,838)**	**11,703**
Corporate expenses	(6,245)	-	(6,245)	(4,565)	-	(4,565)
Per financial statements	**$ 11,039**	**$ (6,960)**	**$ 4,079**	**$ 13,976**	**$ (6,838)**	**$ 7,138**

Segment Earnings - Year to Date

	January 31, 2006			January 31, 2005		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 17,376	$ (5,780)	$ 11,596	$ 8,511	$ (5,488)	$ 4,023
Agri-products	(4,838)	(5,376)	(10,214)	2,005	(5,218)	(3,213)
Agri-food Processing	10,336	(2,570)	7,766	8,935	(2,571)	6,364
Segment results	**22,876**	**(13,728)**	**9,148**	**20,451**	**(13,277)**	**7,174**
Corporate expenses	(11,803)	-	(11,803)	(8,565)	-	(8,565)
Per financial statements	**$ 11,073**	**$ (13,728)**	**$ (2,655)**	**$ 11,886**	**$ (13,277)**	**$ (1,391)**

SASKATCHEWAN WHEAT POOL INC.
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIODS ENDED JANUARY 31
(in thousands)

SALES		Three Months Ended January 31 2006 (unaudited)		Three Months Ended January 31 2006 (unaudited)		Six Months Ended January 31 2006 (unaudited)		Six Months Ended January 31 2005 (unaudited)
Grain Handling and Marketing	$	252,592	$	221,420	$	446,766	$	370,200
Agri-products		88,669		75,364		143,176		127,378
Agri-food Processing		30,818		30,054		60,257		61,056
Intersegment sales		(4,354)		(4,555)		(8,517)		(7,645)
	$	367,725	$	322,283	$	641,682	$	550,989

CAPITAL EXPENDITURES		Three Months Ended January 31 2006 (unaudited)		Three Months Ended January 31 2005 (unaudited)		Six Months Ended January 31 2006 (unaudited)		Six Months Ended January 31 2005 (unaudited)
Grain Handling and Marketing	$	2,178	$	1,623	$	3,846	$	4,132
Agri-products		1,490		723		3,104		1,384
Agri-food Processing		787		425		1,203		1,159
	$	4,455	$	2,771	$	8,153	$	6,675

ASSETS - As at		January 31, 2006 (unaudited)		January 31, 2005 (unaudited)		JULY 31, 2006 (audited)
Grain Handling and Marketing	$	303,005	$	286,079	$	313,943
Agri-products		261,514		216,338		171,652
Agri-food Processing		87,837		87,553		81,942
Corporate		147,355		145,910		154,323
	$	799,711	$	735,880	$	721,860

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Contact: Colleen Vancha, Vice-President
Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
(306) 569-4782
www.swp.com



Saskatchewan Wheat Pool Inc.

2ND QUARTER REPORT – JANUARY 31, 2006
MANAGEMENT'S DISCUSSION & ANALYSIS

HIGHLIGHTS

- The Pool's grain and oilseed shipments for the quarter were 2.1 million tonnes, up approximately 18% over the second quarter of 2005 and elevating the six-month total to 3.9 million tonnes, which compares to 3.3 million tonnes a year earlier.
- Contributions on an EBITDA basis from the Grain Handling and Marketing segment for the quarter were $12.1 million, up 71% from the $7.1 million (excluding one-time items) earned in the previous year's quarter.
- The Pool's consolidated market share was up a full percentage point to 24% from 23% last year as a result of the larger crop in Saskatchewan.
- Volumes through the Pool's Vancouver port terminal were up 53% in the first six months of 2006 versus the same period a year ago, reflecting a strong non-Board export program and the impact of efficiency improvements associated with the Pool's joint venture operating arrangement with James Richardson International Ltd. (JRI).
- On December 13, 2005, Can-Oat Milling, a wholly owned subsidiary of the Pool announced a major capital expansion to its Portage la Prairie, Manitoba plant. The expansion, estimated to cost $12 million, will include the addition of primary processing capacity, flaking capacity, high-speed bagging line, on-site storage, and in-house workspace. Can-Oat expects to process an additional 50,000 metric tonnes of oats as a result, bringing its total milling capacity to over 340,000 metric tonnes per year.
- During the quarter, the Pool renewed its grain volume insurance for the 2007 fiscal year. The program provides a maximum payment of $30 million with partial payments available should prairie production decline by approximately 20%. The package also includes a small multi-year component, which solidifies the Pool's ongoing commitment to this important risk management strategy.
- The Pool cut its seasonal loss from continuing operations for the quarter and the six-month periods by $0.4 million and $9.7 million respectively, after excluding one-time items included in last year's results. The loss from continuing operations for the quarter was $2.0 million, which compares to a loss of $2.4 million (before $1.5 million in one-time items). On a year-to-date basis, the Pool's loss from continuing operations was $9.6 million compared to $19.3 million or $16.5 million including one-time items of $2.8 million.

SUMMARY OF CONSOLIDATED RESULTS

Sales and other operating revenues for the second quarter of fiscal 2006 were $368 million, 14.1% above the $322 million generated in the second quarter of fiscal 2005. All three business segments recorded stronger sales for the three-month period.

	Second Quarter		Year-To-Date	
	2006	2005	2006	2005
Net loss from continuing operations, before accretion	(0.02)	(0.07)	(0.12)	(1.37)
Net loss from continuing operations	(0.02)	(0.50)	(0.12)	(2.21)
Net earnings from discontinued operations	0.06	-	0.06	-
Net earnings/loss	0.04	(0.50)	(0.06)	(2.21)
Number of shares outstanding	81,834	12,140	81,834	12,140
Weighted average shares outstanding	81,834	12,117	81,834	12,058

SEGMENT RESULTS

Grain Handling and Marketing

Quarterly grain shipments of 2.1 million tonnes were up approximately 18.1% over the 1.8 million shipped in the same three months last year. The Pool increased its non-Board grain and oilseed shipments by 30% quarter-over-quarter and moved more than double its volume of Canadian Wheat Board (CWB) barley shipments to offset a 13% decline in its CWB wheat shipments for the period.

On a year-to-date basis, shipments were up 17.1%, almost entirely as a result of the Pool's strong non-Board shipping program that was executed to offset sluggish CWB industry movement. Total shipments reached 3.9 million tonnes in the first six months, which compares to 3.3 million tonnes a year earlier. Approximately 56% of the Pool's shipments were CWB grains, whereas last year during the first two quarters, CWB shipments represented 64% of the total.

To date, exports of wheat through the CWB have lagged behind 2005 and the Pool has offset these delays by executing on its export program for non-Board commodities like canola and peas. The CWB has been able to develop a strong feed barley program based on positive world feed barley markets, which has served to offset lower year-to-date wheat sales.

Producer deliveries into the Pool's primary elevator network were up 11.1% for the quarter to 2.0 million tonnes, bringing the year-to-date total to 4.0 million tonnes compared to 3.4 million tonnes in the first six months of last year. The increase reflects three key factors.

1. The first and most significant was the increased production available to the Pool this fiscal year in its primary market regions of Saskatchewan and Alberta:

Statistics Canada – December 7, 2005 Crop Production Estimate of Major Grains, Oilseeds and Specialty Crops

	Saskatchewan	Alberta	Manitoba
Fiscal 2006	30.6mmt	19.4mmt	5.1mmt
Fiscal 2005	26.1mmt	18.4mmt	8.3mmt
Increase/(decrease)	17.2%	5.4%	(38.6%)

2. The Pool's consolidated market share was up a full percentage point to 24.0% from 23.0% last year as a result of the larger crop in Saskatchewan. Market share can fluctuate throughout the year depending upon the CWB export program and contract calls provincially.

3. Harvest during the fall of 2004 was delayed by wet cold weather, while the harvest of 2005 was virtually complete by mid-October. This allowed the Pool to attract farm deliveries into its system in a more timely and efficient manner this year.

Total port terminal volumes for the Pool's Vancouver and Thunder Bay export facilities were 1.3 million tonnes for the quarter, up 14.8% from the 1.1 million tonnes shipped a year earlier. On a year-

During the quarter, the Pool renewed its grain volume insurance for the 2007 fiscal year at a similar cost to its 2006 program. The coverage provides a maximum payment of $30 million with partial payments available should prairie production decline by approximately 20%. The program is weighted regionally to reflect the Pool's market share in each province. The package also includes a small three-year component, which solidifies the Pool's ongoing commitment to this important risk management strategy.

Segment EBIT for the quarter was $9.2 million compared to EBIT of $5.1 million earned in the second quarter of 2005 ($4.2 million excluding one time items). For the six months ended January 31, 2006, EBIT was $11.6 million versus $4.0 million ($2.4 million excluding one-time items).

Subsequent to quarter-end, the Pool divested of its 50% interest in a joint venture grain terminal at Lloydminster, Saskatchewan. The transaction closed on February 22, 2006 and a pre-tax gain on sale of approximately $2.4 million will be recorded in the company's third quarter financial results.

Based on the CWB's projected export program of 16.3 mmt and Agriculture and Agri-food Canada (AAFC) estimates of about 8.1 mmt of non-Board exports, exports through licensed facilities are expected to increase to 24.4 mmt, an increase of 18%. The following table reflects the CWB and AAFC estimates adjusted for products and other non-licensed exports.

(mmt)	Fiscal 2005 Actual	Fiscal 2006 Estimate
CWB Grains	14.8	16.3
Non-Board Grains & Oilseeds	5.8	8.1
Total	20.6	24.4

The ability for the industry to reach this target will be largely dependent upon the CWB's ability to meet its export target, particularly on wheat exports, which have been below target to date. In addition, the durum market is sluggish because of ample global supplies. For non-Board exports, AAFC estimates canola exports to rise by 32% in fiscal 2006 to 4.5 million tonnes from 3.4 million tonnes in 2005.

Even so, the industry predicts significant carryover into fiscal 2007. In fact, in its December 31, 2005 Stock Report, which was released on February 1, 2006, Statistics Canada estimated that on-farm stocks are well above average for many commodities with record levels of both durum and canola. The Pool believes that on-farm stocks of the six major grains in Western Canada could reach 11 mmt by year-end, which would be up considerably from the 7.7 mmt carried over into 2006 and more than double the 4.8 mmt average carryover. This should provide additional volume for fiscal 2007 and depending on upcoming new crop quality, could offer more blending opportunities than are currently available this fiscal year.

Margins, while expected to exceed last year, will be influenced by limited blending opportunities of lower quality wheat and lower than normal malt barley selections (70% of normal) caused by rain at harvest time. Another factor that is now believed to potentially impact margins for fiscal 2006 is the mix between CWB and non-Board commodities within the Pool's shipments. Last year, the Pool's CWB/non-Board mix was 64/36. We now believe that the Pool's mix will more closely align with historical averages of 60/40. Given the lag in CWB wheat shipments to date, and the fact that CWB grains tend to provide higher margin opportunity, the change in mix could negatively impact overall margins for the year. Volumes are still expected to exceed last year's levels given the larger export program.

Agri-products

The Pool's Agri-products segment generated sales of $88.7 million compared to $75.4 million in the second quarter of fiscal 2005. Sales through the Pool's retail operations were similar to the previous year's period with the majority of the sales being fertilizer products as opposed to crop protection or seed products, which are more seasonal. Western Co-operative Fertilizer Ltd. (WCFL) sales were 30.3% higher than the previous year's quarter primarily as a result of higher selling prices.

fertilizer business, high natural gas prices in the first six months, competitive pricing from other fertilizer manufacturers and increased retail competition lowered overall margins on that product line.

Looking forward, commodity prices remain low for the second consecutive year and we expect that there will be significant carryovers of canola and durum into next fiscal year. Because of these factors, we expect some hesitancy among producers in finalizing their seeding intentions. Special crops and oilseed products such as canola typically demand more crop inputs and are therefore important commodities for the Pool's agri-products business. The Pool will be focusing its marketing programs on proprietary wheat and canola varieties that offer high yields, superior quality and end-use marketing demand to support its agri-products spring selling season.

The high yields produced with the 2005 crop and generally good subsoil moisture conditions are positive signals for fertilizer sales for the remainder of the year. Crop mix is also a factor that influences demand. For the crop protection product season, approximately 85% of annual sales occur in the fourth quarter and the Pool has re-positioned its distribution model to maximize product-to-farm movement through this critical period.

Agri-food Processing

The Agri-food Processing segment, which includes wholly owned Can-Oat Milling and 42.4% owned Prairie Malt Limited, generated second quarter sales of $30.8 million, up 2.5% from the $30.0 million generated in the second quarter of 2005. Can-Oat Milling sales were $22.7 million versus $21.5 million, while Prairie Malt sales were $8.1 million down from $8.5 million in last year's second quarter. On a year-to-date basis, total segment sales were $60.3 million, down slightly from $61.0 million a year earlier. Can-Oat's sales grew by 6.8% to $46.0 million from $43.0 million, while Prairie Malt's sales were down 20.7% to $14.3 million from $18.0 million.

The improvement at Can-Oat reflects increased sales of finished products, including oat flakes, bran, and low bran flour. Cereal and breakfast bar manufacturers have switched to whole grains in response to a growing health-conscious consumer market, a positive factor influencing demand for. Can-Oat products.

Sales volumes through Prairie Malt Limited improved quarter-over-quarter, however sales values remained lower than the previous year's period. Year-to-date sales continued to reflect lower volumes due to the timing of customer shipments coupled with the lower sales values previously mentioned.

Segment EBITDA for the quarter was on par with the second quarter of 2005 at $5.1 million. On a year-to-date basis, EBITDA was $10.3 million, up 15.7% from the same period a year ago when the segment earned $8.9 million. Can-Oat's EBITDA was approximately 30.5% ahead of last year's first six months. Strong margins resulting from a change in product mix to higher valued products coupled with better yield results reflecting improvements in the quality of oat supplies this year were the primary factors. Prairie Malt's contribution was down because of lower sales and lower margins that are being impacted by excess industry capacity and the strengthening Canadian dollar.

EBIT for the quarter was $3.9 million, slightly ahead of the $3.8 million generated in the second quarter last year, and on a year-to-date basis was $7.8 million versus $6.4 million for the previous year's period.

From an operating perspective for fiscal 2006, positive industry dynamics in the oat ingredient market and Can-Oat's strong market position are expected to support another solid year for the oat miller.. The opportunity for earnings growth is expected with the completion of Can-Oat's expansion, announced on December 13, 2005, which will add another 50,000 metric tonnes of milling capacity to its Portage la Prairie plant, bringing total milling capacity to over 340,000 metric tonnes per year. The expansion, estimated to cost $12 million, will include the addition of primary processing capacity, flaking capacity, high-speed bagging line, on-site storage, and in-house workspace. Construction is slated to begin this spring, with the new capacity coming on stream by the spring of 2007.

LIQUIDITY AND CAPITAL RESOURCES

Key Financial Information ($ millions except ratios)

	January 31, 2006	January 31, 2005	July 31, 2005
Current ratio (current assets/current liabilities)	1.79	1.37	2.31
Total debt-to-equity (total debt/(total debt + equity))	34:66	64:36	33:67
Long-term debt-to-equity (long-term debt/(long-term debt + equity))	29:71	60:40	29:71
Current assets	$432	$368	$348
Current liabilities	241	269	151
Working capital	191	99	197
Total debt	198	310	184
Term debt	154	262	154
Shareholders equity	377	174	381

The improvement in the company's financial position and related ratios is primarily due to the recapitalization and the rights offering, which were completed during fiscal 2005.

The Board of Directors has approved proceeding to fund the redemption of the $150 million of senior subordinated notes due November 29, 2008.

Short-term Investments

Excluding the proportionate share of joint ventures, the Pool held no short-term investments at January 31, 2006 or January 31, 2005 and $29 million at July 31, 2005. Short-term investments are generally used to fund operating requirements before draws are made against credit facilities.

Revolving Asset Backed Loan Facility

A $250 million revolving asset backed loan facility is utilized at various times during the year to finance the Pool's operating requirements, which primarily consist of grain and agri-product inventory purchases and financing of accounts receivable from the CWB and other trade accounts. This facility matures in March 2008.

Amounts Drawn on Credit Facility ($ millions)

	As at January 31, 2006	As at January 31, 2005	As at July 31, 2005
Saskatchewan Wheat Pool Inc.:			
Cash draws	$ 21	$ 19	$ -
Letters of credit	$ 25	$ 41	$ 31

Certain of the Pool's subsidiaries and joint ventures have their own bank operating facilities. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans. Total cash drawings of the subsidiaries were $1.1 million at January 31, 2006, $0.2 million at January 31, 2005 and $0.4 million at July 31, 2005.

July 31, 2005. The $33 million increase reflected in Agri-product deposits from January 31, 2005 to January 31, 2006, relates to prepayments for seed and fertilizer that the Pool undertook to lock-in favourable pricing.

Accounts Payable and Accrued Liabilities ($ millions)

	As at January 31, 2006	As at January 31, 2005	As at July 31, 2005
Grain – deferred cash tickets	$ 5	$ 8	$ 24
Grain – trade and other payables	37	35	29
Agri-products	120	137	34
Agri-food Processing and other	25	31	28
Total	$187	$211	$115

Deferred cash tickets are payments issued for grain purchases payable at a future date at the request of the customer. Agri-products payables were lower primarily due to lower crop protection product inventory and lower deposits from customers, who prepay a portion of their spring agri-product purchases.

Cash Flow Information ($ millions)

	Six Months Ended January 31, 2006	Six Months Ended January 31, 2005	Twelve Months Ended July 31, 2005
Cash flow from continuing operations	$ 1.9	$ 0.7	$46.7
Capital expenditures	(8.2)	(6.7)	(12.9)
Free cash flow	$ (6.3)	$(6.0)	$33.8

Cash flow from continuing operations was $1.9 million compared to $0.7 million for the six months ended January 31, 2005. The majority of the Pool's cash flow is generated in the final three months of its fiscal year, which corresponds with the farmers' planting season in the spring and early summer months.

Cash flow from discontinued operations was $9.0 million to January 31, 2006, and reflects payments from CAIS, a joint federal/provincial risk management program. The payments relate to the Pool's investment in hog operations, which the company exited prior to July 31, 2004.

In December 2005, Can-Oat Milling announced expansion plans totaling $13.7 million of which $12.0 million relates to increasing overall capacity and $1.7 million relates to technology designed to lower annual energy costs. Approximately 40% of these costs will be incurred during fiscal 2006. Including Can-Oat Milling, the Pool expects capital expenditures of approximately $32 million with the majority of the other projects being maintenance capital and environment, health and safety projects.

FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion & Analysis are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that the Pool or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Corporation and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause

ANNUAL MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion & Analysis relating to the second quarter and six months ended January, 31, 2006 should be read in conjunction with the Pool's Management's Discussion & Analysis for its year ended July 31, 2005, which is included at pages 35 to 64 of the Pool's 2005 Annual Report. Additional information relating to the Pool, including its most recent Annual Information Form, is available on SEDAR at www.sedar.com and the Pool's website www.swp.com.



Mayo Schmidt
President and Chief Executive Officer



Wayne Cheeseman
Chief Financial Officer

March 14, 2006

Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9
http://www.swp.com

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(in thousands) FOR THE PERIODS ENDED		Three Months Ended January 31, 2006 (unaudited)		Three Months Ended January 31, 2005 (unaudited)		Six Months Ended January 31, 2006 (unaudited)		Six Months Ended January 31, 2005 (unaudited)
Sales and Other Operating Revenues	$	367,725	$	322,283	$	641,682	$	550,988
Cost of Sales and Expenses								
Cost of sales and operating expenses		342,143		295,827		603,238		514,540
Selling and administrative expenses		14,543		12,480		27,371		24,563
Amortization		6,960		6,838		13,728		13,277
		363,646		315,148		644,337		552,380
Earnings (Loss) Before Interest and Taxes		4,079		7,138		(2,655)		(1,391)
Interest expense (Note 13)		5,970		8,706		11,921		18,061
Loss Before Corporate Taxes		(1,891)		(1,568)		(14,576)		(19,452)
Corporate tax expense (recovery)		85		(675)		(4,946)		(2,929)
Loss From Continuing Operations		(1,976)		(893)		(9,630)		(16,523)
Net Recoveries From Discontinued Operations (Note 14)		4,921		-		4,921		-
Net Earnings (Loss)		2,945		(893)		(4,709)		(16,523)
Retained Earnings (Deficit), Beginning of Period		(66,141)		(39,864)		(58,487)		(19,221)
Accretion of equity component of Convertible Subordinated Notes (Notes 8 and 11)		-		(5,166)		-		(10,179)
Retained Earnings (Deficit), End of Period	$	(63,196)	$	(45,923)	$	(63,196)	$	(45,923)
Basic and Diluted Earnings (Loss) Per Share (Note 9b)								
From Continuing Operations	$	(0.02)	$	(0.50)	$	(0.12)	$	(2.21)
Net Earnings (Loss)	$	0.04	$	(0.50)	$	(0.06)	$	(2.21)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2006 in thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc. (the "company"), a corporation formerly constituted by a special act of the Saskatchewan Legislature, and now continued under the Canada Business Corporations Act, is a publicly traded, vertically integrated Canadian agri-business. The continuance became effective March 31, 2005, and is described in more detail in Note 8c and Note 9. Business operations include three reporting segments: Grain Handling and Marketing, Agri-products and Agri-food Processing.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs and ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle.

The company's earnings are seasonal. Sales primarily follow crop production cycles as influenced by weather patterns and are generally strongest in the spring when crops are seeded and in the fall when crops are harvested. Earnings in the Grain Handling and Marketing segment are generally strongest in quarter one (August to October) and quarter four (May to July) as producers deliver grain into the primary elevator system to reduce on-farm storage limitations and to generate cash flow to finance seeding and harvest expenditures. Agri-products sales of crop protection products, seed and seed treatments, fertilizer, and farm equipment peak in the fourth quarter when crops are seeded. Sales of crop protection products and fertilizer also occur in the first quarter, as producers prepare land before the arrival of inclement winter weather, in anticipation of spring seeding. Earnings and sales in the Agri-food Processing segment are less seasonal. Collectively, the sales patterns of the core Grain Handling and Marketing and Agri-products segments result in the fourth quarter traditionally being the strongest quarter for the company.

2. BASIS OF PRESENTATION

The company was subject to a financial reorganization with an effective date of January 31, 2003. The company has accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles ("GAAP"). Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit.

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflected management's estimate, which was based on the trading value of the company's Class B shares, combined with an estimate of the fair value of the non-debt component of the company's Convertible Subordinated Notes. As a result of the reorganization and the application of fresh start accounting, the company's share capital was reduced by $435.4 million, including $88.9 million related to the elimination of the company's deficit.

3. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements ("interim financial statements") include the accounts of Saskatchewan Wheat Pool Inc., its subsidiaries and affiliated companies and have been prepared in accordance with GAAP. These interim financial statements do not include disclosures normally provided in annual financial statements and should be read in conjunction with the company's fiscal 2005 Annual Report.

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Management believes that the estimates are reasonable, however actual results could differ from these estimates.

The interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2006 in thousands of Canadian dollars, except as noted

At January 31, 2006, the company had outstanding letters of credit and similar instruments of $25.1 million related to operating an agri-business (January 31, 2005 - $41.1 million; July 31, 2005 - $31.1 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At January 31, 2006, availability under the revolving credit facility was $56.8 million (January 31, 2005 - $25.7 million; July 31, 2005 - $42.2 million).

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for, the repayment of the subsidiaries' or joint ventures' loans.

8. LONG-TERM DEBT

	January 31		July 31
	2006	2005	2005
Senior Secured Bank Term Loan (a)	$ -	$ 78,730	$ -
Senior Subordinated Notes (b)	141,148	135,919	139,929
Convertible Subordinated Notes – debt component (c)	-	29,855	-
Members' term loans	5,139	4,589	4,823
Sub-total	146,287	249,093	144,752
Subsidiaries' and proportionate share of joint ventures' secured debt:	7,584	12,738	9,637
Total consolidated long-term debt	153,871	261,831	154,389
Less portion due within one year:			
Senior Secured Bank Term Loan (a)	-	3,864	-
Members' term loans	2,173	474	1,354
Subsidiaries' and proportionate share of joint ventures' debt	7,584	5,155	4,107
Long-term debt due within one year	9,757	9,493	5,461
Total long-term debt	$ 144,114	$ 252,338	$ 148,928

a) Senior Secured Bank Term Loan

The company, as part of a refinancing initiative, replaced its Senior Secured Bank Term Loan on March 14, 2005, with $100 million of Floating Rate Senior Secured Extendible Notes (the "Notes") with an institutional investor. These Notes were secured by a first charge on the company's fixed assets and a second charge on working capital. Interest was payable monthly at LIBOR plus 6.5%. On June 7, 2005, the company prepaid the Notes without penalty.

b) Senior Subordinated Notes

- At the time of the January 31, 2003 restructuring, the Senior Subordinated Notes were recorded at estimated fair value. The company is accreting up to their $150.0 million face value through monthly present value adjustments (accretion) to the Senior Subordinated Notes with a corresponding charge to increase interest expense.
- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest was at 8% of the face value, thereafter interest is at 12%. The face value at January 31, 2006 is $150.0 million (January 31, 2005 - $150.0 million; July 31, 2005 - $150.0 million).
- No principal payments are required until maturity on November 29, 2008.
- The company may redeem the Notes prior to maturity at the following premiums of the principal amount then outstanding: 104% from January 1, 2005 to December 31, 2005; 102% from January 1, 2006 to December 31, 2006; and 101% from January 1, 2007 to November 28, 2008.
- Secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and ranking equally with the members' demand loans and members' term loans.

c) Convertible Subordinated Notes

The Convertible Subordinated Notes were converted on March 31, 2005 into a new class of common shares. The remainder of the points in this section provide some of the historical background applicable to the comparative Convertible Subordinated Note information provided in these statements.

holder the right to purchase one and one-third additional common shares in the company at the discounted subscription price of $3.21 per share.

On May 27, 2005, the company issued 46,762,078 common shares under the rights offering, generating gross proceeds of approximately $150.1 million. The company repaid in full the $100 million of Floating Rate Senior Secured Extendible Notes with the proceeds from the share issuance. The remaining proceeds were used for general corporate purposes, primarily working capital for the purchase of grains, oilseeds, and agri-products inventory.

The professional and other costs associated with the continuance and the rights offering were approximately $13.0 million. In accordance with the capital nature of these recapitalization events, the associated costs were reflected as a charge to shareholders' equity and reflected in the retained earnings (deficit) of the company.

COMMON VOTING SHARES
Authorized
Unlimited common voting shares

CLASS A VOTING SHARES
Previously Authorized until March 31, 2005
Unlimited Class A voting shares par value $25

Class A voting shares were held by farmer-members and were redeemable at the option of the shareholder at their par value.

CLASS B NON-VOTING SHARES
Previously Authorized until March 31, 2005
Unlimited Class B non-voting shares

The following table summarizes the common voting, Class A voting and Class B non-voting share capital for the six-month periods ended January 31, 2006 and January 31, 2005. The number of Class B non-voting shares issued and outstanding have been restated to reflect the one for 20 share consolidation.

	Common voting shares		Class A voting shares		Class B non-voting shares	
	Number[1]	Amount	Number[1]	Amount	Number[1]	Amount
Balance, July 31, 2004	-	$ -	71,326	$ 1,783	11,610,938	$ 81,287
Net redemptions/conversions	-	-	(373)	(9)	528,874	4,261
Balance, January 31, 2005	-	-	70,953	1,774	12,139,812	85,548
Net redemptions/conversions	-	-	(20,574)	(515)	155,039	1,350
Management options exercised	-	-	-	-	2,606	16
Conversion of Class A shares	182,371	1,259	(50,379)	(1,259)	-	-
Conversion of Class B shares	12,297,457	86,914	-	-	(12,297,457)	(86,914)
Conversion of Convertible Subordinated Notes – (see notes 8 & 11)	22,591,731	201,203[2]	-	-	-	-
Management options exercised	500	3	-	-	-	-
Share issuance	46,762,078	150,106	-	-	-	-
Balance, July 31, 2005 and January 31, 2006	81,834,137	$ 439,485	-	$ -	-	$ -

[1] number of shares are not shown in thousands
[2] Dollar value includes: Convertible Subordinated Notes

Equity component	$136,759
Debt component	30,598
Inducement premium	33,846
	$201,203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2006 in thousands of Canadian dollars, except as noted

fiscal 2006. The Pool recorded compensation costs related to outstanding RSUs of $0.1 million for the three months ended January 31, 2006 and $0.2 million for the six months ended January 31, 2006.

c) Performance Share Units

In fiscal 2006, the Pool provided each designated executive an annual grant of PSUs as part of their compensation. Each PSU represents one notional common share that entitles the participant to a payment of one Pool common share purchased on the open market, or cash at the Pool's discretion. PSUs vest at the end of a three-year period. Their ultimate value will depend upon the Pool's performance measured over three fiscal years. Performance will be measured by actual financial metrics relative to the company's planned financial metrics. Holders of PSUs have the option of converting to DSUs 60 days prior to vesting. 482,625 PSUs have been granted during fiscal 2006. The company recorded compensation costs related to outstanding PSUs of $0.3 million for the three months ended January 31, 2006 and $0.7 million for the six months ended January 31, 2006.

d) Stock Options

The company has two stock option plans, a management stock option plan, which became inactive during fiscal 2004 and a new member's stock option plan that was closed to new members on July 31, 2000 and has no outstanding options.

Of the 88,799 stock options outstanding at January 31, 2006, 13% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. Of the 81,665 options exercisable at January 31, 2006, 7% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. At January 31, 2006, the shares closed at $8.25.

11. CONVERTIBLE SUBORDINATED NOTES – EQUITY COMPONENT

As depicted in Note 8, the Convertible Subordinated Notes were converted into common voting shares on March 31, 2005.

Balance at July 31, 2004	$	128,635
Accretion to retained earnings		10,179
Conversions in the six months ended January 31, 2005 with a face value of $4.7 million (see Note 8)		(4,261)
Balance at January 31, 2005		134,553
Accretion to retained earnings		3,556
Conversions in the two months ended March 31, 2005 with a face value of $1.4 million (see Note 8)		(1,350)
Balance at March 31, 2005		136,759
Recapitalization conversions, with a face value of $171.7 million into Common Voting Shares (see Note 8)		(136,759)
Balance at July 31, 2005 and January 31, 2006	$	-

12. POST EMPLOYMENT BENEFITS

a) The company's net benefit cost related to defined benefit pension plans and retiring allowances is $0.4 million for the three months ended January 31, 2006 (three months ended January 31, 2005 - $0.6 million) and $0.9 million for the six months ended January 31, 2006 (six months ended January 31, 2005 - $1.1 million).

b) The company, not including subsidiaries and affiliates, contributes to three defined contribution plans of which one is a multi-employer plan. The company's total contribution expense, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans for the three months ended January 31, 2006 is $1.1 million (three months ended January 31, 2005 - $0.7 million) and $2.0 million for the six months ended January 31, 2006 (six months ended January 31, 2005 - $1.5 million).

One of the plans that the company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan ("Plan"), a closed negotiated cost plan providing defined benefits in respect of approximately 1,400 former employees and approximately 600 current employees. A Board of Trustees consisting of equal representation from the company and the Grain Services Union ("GSU") administers the Plan. Since the cost is negotiated, the company accounts for this Plan as a defined contribution plan; however it must be valued for regulatory purposes as a defined benefit plan. At the time of the preparation of the fiscal 2005 Second Quarter Report, the company identified an estimated potential deficit of $1.9 million on a going concern basis and a solvency deficit of $28 million on wind-up as at December 31, 2004. The company and GSU have met to discuss how to address the solvency deficit, but have

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2006 in thousands of Canadian dollars, except as noted

The breakdown of discontinued operations presented in the consolidated statements of earnings and retained earnings (deficit) is as follows:

	Three months ended January 31		Six months ended January 31	
	2006	2005	2006	2005
Recoveries before corporate taxes	$ 7,750	$ -	$ 7,750	$ -
Corporate tax (expense)				
Current	-	-	-	-
Future	(2,829)	-	(2,829)	-
Total corporate tax (expense)	(2,829)	-	(2,829)	-
Net recoveries from discontinued operations[1]	$ 4,921	$ -	$ 4,921	$ -
[1]Net recoveries from discontinued operations includes:				
Sales, service and other revenues	$ 7,750	$ -	$ 7,750	$ -

15. SEGMENT INFORMATION

The following information is from continuing operations.

	Three months ended January 31		Six months ended January 31	
	2006	2005	2006	2005
Sales				
Grain Handling and Marketing	$ 252,592	$ 221,420	$ 446,766	$ 370,200
Agri-products	88,669	75,364	143,176	127,378
Agri-food Processing	30,818	30,054	60,257	61,056
	372,079	326,838	650,199	558,634
Less: Intersegment Sales	4,354	4,555	8,517	7,645
	$ 367,725	$ 322,283	$ 641,682	$ 550,989
Intersegment Sales				
Grain Handling and Marketing	$ 4,322	$ 4,493	$ 8,348	$ 7,497
Agri-food Processing	32	62	169	148
	$ 4,354	$ 4,555	$ 8,517	$ 7,645
EBITDA[1]				
Grain Handling and Marketing	$ 12,148	$ 7,995	$ 17,376	$ 9,511
Agri-products	(11)	5,424	(4,836)	2,005
Agri-food Processing	5,147	5,122	10,336	8,935
	17,284	18,541	22,876	20,451
Corporate Expenses	(6,245)	(4,565)	(11,803)	(8,565)
	$ 11,039	$ 13,976	$ 11,073	$ 11,886
Amortization				
Grain Handling and Marketing	$ (2,922)	$ (2,906)	$ (5,780)	$ (5,488)
Agri-products	(2,753)	(2,647)	(5,378)	(5,218)
Agri-food Processing	(1,285)	(1,285)	(2,570)	(2,571)
	$ (6,960)	$ (6,838)	$ (13,728)	$ (13,277)
EBIT[2]				
Grain Handling and Marketing	$ 9,226	$ 5,089	$ 11,596	$ 4,023
Agri-products	(2,764)	2,777	(10,214)	(3,213)
Agri-food Processing	3,862	3,837	7,766	6,364
	10,324	11,703	9,148	7,174
Corporate Expenses	(6,245)	(4,565)	(11,803)	(8,565)
	$ 4,079	$ 7,138	$ (2,655)	$ (1,391)

[1] EBITDA – earnings from continuing operations before interest, taxes and amortization.
[2] EBIT – earnings from continuing operations before interest and taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2006 in thousands of Canadian dollars, except as noted

reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. The long-term portion of these obligations, calculated on a net present value basis, is reflected as part of "other long-term liabilities" on the balance sheet. At January 31, 2006 the long-term portion was $10.2 million (January 31, 2005 - $11.4 million; July 31, 2005 - $11.5 million). Uncertainty exists regarding the estimation of future decommissioning and reclamation costs. Actual obligations may differ from those recorded in these statements.

At January 31, 2006, the company's proportionate share of the undiscounted cash flow required to settle the asset retirement obligations is approximately $14.2 million, which is expected to be settled over the fiscal 2006 through fiscal 2014 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4.00% to 5.15%.

d) The Commissioner of Competition has applied for an order from the federal Competition Tribunal to dissolve the joint venture between the company and James Richardson International Limited. The two companies are contesting this application and will continue operating the joint venture, named Pacific Gateway Terminals Limited, on a status quo basis during the ongoing proceedings.

e) Funding of the Saskatchewan Wheat Pool/Grain Services Union Pension Plan – see Note 12b.

17. SUBSEQUENT EVENTS

a) Refinancing long-term debt

The Board of Directors of the company have approved proceeding to fund the redemption of the $150 million of senior subordinated notes due November 29, 2008.

b) Lloydminster Joint Venture

On February 22, 2006, the company sold its 50 per cent interest in the Lloydminster Joint Venture. The company expects to record a pre-tax gain of approximately $2.4 million, which will be reflected in the quarter ending April 30, 2006.

18. COMPARATIVE FIGURES

Certain prior period amounts have been reclassified in order to conform to the financial statement presentation adopted in the current period.

Form F52-109F2 – Certification of Interim Filings

I, Wayne Cheeseman, Chief Financial Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 14, 2006



Wayne Cheeseman
Chief Financial Officer

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 14, 2006



Mayo Schmidt
President and Chief Executive Officer



Saskatchewan Wheat Pool Inc.
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

March 14, 2006

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool Inc.**
Quarterly Financial Statements – the Period Ending January 31, 2006

Saskatchewan Wheat Pool Inc. issued a news release regarding its second quarter financial statements for the periods ending January 31, 2006 on March 14, 2006. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

On March 14, 2006, Saskatchewan Wheat Pool Inc. distributed the interim financial statements for the period ending January 31, 2006, to its shareholders requesting the interim financial statements. Electronic copies of the report that include the financial statements, MD&A, along with its Certifications of Interim Filings F52-109F2 and this letter were filed electronically with the provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary


POOL
Saskatchewan Wheat Pool Inc.

FOR CANADIAN DISTRIBUTION ONLY

For Immediate Release
March 15, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL ANNOUNCES $150 MILLION SENIOR NOTE OFFERING

Saskatchewan Wheat Pool Inc. (the "Pool") announced today the filing of a preliminary short form prospectus for an offering in Canada of $150 million principal amount of senior unsecured notes with a seven-year term (the "Notes"). TD Securities Inc. will act as the lead underwriter for the offering, leading a syndicate that also includes Genuity Capital Markets and RBC Dominion Securities Inc. The offering is subject to customary securities regulatory approvals and closing conditions.

The Pool intends to use the net proceeds from the offering, along with available working capital, to redeem the senior subordinated notes due November 29, 2008.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes in the United States.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Contact: Colleen Vancha
Vice-President, Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4782

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. A copy of this preliminary short form prospectus has been filed with the securities regulatory authority in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, the ("U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

New Issue

PRELIMINARY SHORT FORM PROSPECTUS

March 15, 2006


POOL

Saskatchewan Wheat Pool Inc.

$150,000,000

◆% Senior Unsecured Notes, due ◆, 2013

The ◆% senior unsecured notes, Series 2006-1 due ◆, 2013 (the "Notes") offered hereby will be unsecured obligations of Saskatchewan Wheat Pool Inc. (the "Pool", the "Corporation" or "us"). The Notes being offered pursuant to this prospectus will be dated ◆, 2006, will mature on ◆, 2013 and will bear interest at a rate of ◆% per annum, calculated and payable semi-annually in arrears on ◆ and ◆ in each year, commencing ◆, 2006. See "Description of the Notes" for particulars of the material attributes of the Notes.

The Corporation's head and registered office is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

You should carefully review and evaluate certain risk factors before purchasing the Notes. See "Risk Factors", beginning on page 27 of this prospectus.

There is no market through which these securities may be sold and you may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

	Price to Pool [(1)]	Underwriters' Fee	Net Proceeds to Pool[(2)]
Per Note	$1,000.00	$22.50	$977.50
Total	$150,000,000	$3,375,000	$146,625,000

Notes:

(1) Plus accrued interest, if any from ◆, 2006 to the date of delivery.

(2) Before deducting expenses of this offering, estimated to be $625,000 which, together with the Underwriters' fee, will be paid from the general funds of the Corporation.

TD Securities Inc., Genuity Capital Markets and RBC Dominion Securities Inc. (the "Underwriters"), as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by MacPherson Leslie & Tyerman LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. See "Plan of Distribution".

Subscriptions for the Notes will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on ◆, 2006 or on such other date as the Pool and the Underwriters may agree but not later than ◆, 2006. At the closing of the offering, the Notes will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited ("CDS"). No certificates evidencing the Notes will be issued to the purchasers and registration will be made in the depository service of CDS. Purchasers of the Notes will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Notes is purchased.

TABLE OF CONTENTS

In this prospectus, references to the "Pool", the "Corporation", "we", "us", and "our" refer to Saskatchewan Wheat Pool Inc. All amounts in this prospectus are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States ("US") dollars.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the information incorporated herein are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements included under the heading "The Corporation" herein and in the Annual Information Form, Management's Discussion and Analysis and the First and Second Interim Reports incorporated by reference herein that address activities, events or developments that the Corporation or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Corporation and such matters, are forward-looking statements. In addition, when used in this prospectus and in the documents incorporated herein by reference, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in this prospectus and the Annual Information Form and under the heading "Risk Management" in the Management's Discussion and Analysis; and:

- weather conditions;
- crop production and crop quality in Western Canada;
- world agricultural commodity prices and markets;
- producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides;
- the Pool's dependence on key personnel;
- any labour disruptions;
- the Corporation's financial leverage and funding requirements;
- credit risk in respect of customers of the Pool;

- foreign exchange risk; and counterparty risks in connection with foreign exchange and commodity hedging programs;
- changes in the grain handling and agri-products competitive environments, including pricing pressures;
- Canadian grain export levels;
- changes in government policy and transportation deregulation;
- international trade matters, and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union;
- competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and other operations; and
- environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the developments or results anticipated by the Corporation and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Corporation.

Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this prospectus. In addition to other assumptions identified in this prospectus, assumptions have been made regarding, among other things:

- western Canadian and, in particular, Saskatchewan crop production and quality in 2005 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of board grains by the Canadian Wheat Board;
- demand for and supply of non-Board grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products by our customers;
- market share of grain deliveries and agri-product sales that will be achieved by the Pool;
- extent of customer defaults in connection with credit provided by the Pool or Farm Credit Canada in connection with agri-product purchases;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by the Pool's subsidiaries;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Pool, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference in this prospectus:

(a) Annual Information Form of the Pool dated October 18, 2005 (the "Annual Information Form"), including Management's Discussion and Analysis for the year ended July 31, 2005 (the "Management's Discussion and Analysis");

(b) Annual financial statements of the Pool for the year ended July 31, 2005, including consolidated balance sheets as at July 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended July 31, 2005 and July 31, 2004 and related notes (collectively, the "Consolidated Financial Statements"), together with the auditors' report thereon, contained therein;

(c) Management Information Circular (the "Circular") of the Pool dated November 1, 2005, in connection with the annual meeting of shareholders held on December 13, 2005;

(d) Interim Report of the Pool dated December 13, 2005, as amended, including the comparative interim unaudited consolidated financial statements for the three month period ended October 31, 2005 and the management's discussion and analysis in respect of such period (collectively, the "First Interim Report"); and

(e) Interim Report of the Pool dated March 14, 2006 including the comparative interim unaudited consolidated financial statements for the three month and six month periods ended January 31, 2006 and the management's discussion and analysis in respect of such period (collectively, the "Second Interim Report").

All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Pool with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525). For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number.

THE CORPORATION

General

The Pool is an integrated and diversified company that is engaged in three distinct but interrelated agri-businesses: (i) grain handling and marketing; (ii) agri-products; and (iii) agri-food processing. It is a Canadian publicly traded agri-business corporation. The Pool is the largest handler and marketer of grain in Saskatchewan and is one of western Canada's largest marketers of agri-products. The Pool's agri-food processing businesses are wholly-owned Can-Oat Milling, the world's largest industrial oat miller, and Prairie Malt Limited, one of North America's largest single-site malt plants which is owned 42% by the Pool.

In March 2005, the Pool replaced its existing operating facility with a three-year $250 million revolving asset-backed loan facility, with a syndicate of financial institutions led by GE Canada Finance Holding Company, to fund the Pool's daily operating requirements. In March 2005, the Pool also successfully completed the final steps in its recapitalization plan (the "Recapitalization") by continuing as a corporation under the *Canada Business Corporations Act* with a single class of voting common shares and ceased to be a co-operative. In addition, the existing Class "A" voting shares held by members and Class "B" non-voting shares of the Pool were consolidated into a single class of voting common shares. One new common share was issued for every twenty Class "B" non-voting shares. The outstanding convertible subordinated notes of the Pool were also exchanged for common shares. Following the Recapitalization, the Pool completed a $150 million rights offering in May 2005 to the holders of its common shares and used the net proceeds to repay indebtedness.

Further particulars with respect to the Pool's business operations are contained under the headings "General Development of the Business", "Overview of the Industry" and "Description of the Business" in the Annual Information Form incorporated herein by reference.

The Pool's registered and head office is located at 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation (i) as at July 31, 2005 and (ii) as at January 31, 2006, both actual and as adjusted to reflect the issuance of the Notes offered hereby (net of estimated offering expenses) and the application of the net proceeds as described under "Use of Proceeds".

	July 31, 2005	January 31, 2006	January 31, 2006 after giving effect to the offering and assuming repayment of Senior Subordinated Notes[3]
	(in thousands)	(unaudited, in thousands)	(unaudited, in thousands)
Long-term debt [1]			
Senior Subordinated Notes due November 29, 2008	$139,929	$141,148	–
Senior Unsecured Notes, due ◆, 2013	–	–	$150,000
Members' term loans	4,823	5,139	5,139
Subsidiaries' and proportionate share of joint venturers' debt	9,637	7,584	7,584
Total long-term debt	154,389	153,871	162,723
Shareholders' equity			
Share capital [2]	439,485	439,485	439,485
Contributed surplus	243	276	276
Retained earnings (deficit)	(58,487)	(63,196)	(70,722)
Total shareholders' equity	381,241	376,565	369,039
Total capitalization	$535,630	$530,436	$531,762

Notes:

(1) Long-term debt includes the current portion thereof. The general terms of the long-term indebtedness in the above table are set out in note 14 of the Consolidated Financial Statements.

(2) An unlimited number of common shares, first preferred shares and second preferred shares are authorized. At July 31, 2005, there were 81,834,137 common shares outstanding. This does not include 89,957 (July 31, 2005) and 88,799 (January 31, 2006) common shares of the Corporation issuable pursuant to the Corporation's management stock option plan.

(3) The estimated net proceeds of the offering are $146,000,000 which, along with available working capital, will be used to redeem the Senior Subordinated Notes due November 29, 2008.

Between July 31, 2005 and the date of this prospectus, there has been no material change in the share or loan capital structure of the Pool, other than the changes noted in the capitalization table and notes set forth above.

USE OF PROCEEDS

The estimated net proceeds from the offering, after payment of the underwriters' fee and the estimated expenses of the offering, are $146,000,000. The net proceeds from the offering will be used, along with available working capital, to redeem the senior subordinated notes (the "Senior Subordinated Notes") due November 29, 2008, at an aggregate redemption price of approximately $153,000,000, plus accrued and unpaid interest. It is anticipated that the Senior Subordinated Notes will be redeemed on or before ◆, 2006.

DESCRIPTION OF THE NOTES

General

The Notes will be unsecured obligations of the Pool and will bear interest at the rate of ◆% per annum from ◆, 2006, and will mature on ◆, 2013. Principal and interest (payable semi-annually on ◆ and ◆) on the Notes will be payable in lawful money of Canada. The first interest payment will be due on ◆, 2006. The record date for the payment of interest will be as of 5:00 p.m. (Toronto time) on the tenth calendar day preceding the relevant interest payment date.

The Notes offered hereby will be issued under the trust indenture to be dated the date of the closing of the offering (the "Trust Indenture") between the Pool and CIBC Mellon Trust Company, as trustee (the "Trustee"). The Notes will be issued, as the first series of notes ("Notes") issued under the Trust Indenture, pursuant to a first supplemental trust indenture (the "First Supplemental Indenture") providing for, among other things, the creation and issuance of the Notes. The Trust Indenture does not limit the principal amount of Notes that may be issued thereunder. The Trust Indenture provides that Notes may be issued in one or more series, with certain terms to be fixed at the time of issuance. The Trust Indenture and First Supplemental Indenture are herein collectively referred to as the "Indenture".

The following description of the Notes is a brief summary of their material attributes and characteristics, which does not purport to be complete. For full particulars, reference should be made to the Indenture.

Copies of the Trust Indenture and First Supplemental Indenture will be filed on SEDAR (www.sedar.com) under Saskatchewan Wheat Pool Inc. following the closing of this offering. Copies of the Trust Indenture and First Supplemental Indenture and form of Notes (in draft form until executed) may be inspected during business hours at the head office of the Corporation or the principal offices of the Trustee in Calgary, Alberta during the course of the distribution. Whenever particular provisions or defined terms of the Trust Indenture or the First Supplemental Indenture or the form of the Notes, which form a part thereof, are referred to, such provisions or defined terms are incorporated herein by reference.

Book-Entry System for Notes

The Notes will be issued in "book-entry only" form and must be purchased or transferred through a participant ("Participant") in the depository service of CDS. On the closing date of this offering (the "Closing Date"), the Trustee will cause a global Note (the "Global Note") to be delivered to CDS and registered in the name of its

nominee. The Notes will be evidenced by a single book-entry only certificate. Registration of interests in and transfer of the Notes will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Notes (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchase will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriters or other registered dealer from whom Notes are purchased.

Neither the Corporation nor the Underwriters will assume any responsibility or any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Notes paid by or on behalf of the Corporation to CDS.

As indirect holders of Notes, investors should be aware that they (subject to the situations described below): (a) may not have Notes registered in their name; (b) may not have physical certificates representing their interest in the Notes; (c) may not be able to sell the Notes to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Notes as security. The Corporation's responsibility and liability in respect of notices or payments on the Notes is limited to giving notice or making payment on the Notes to CDS or its nominee. Holders of the Notes must rely on the procedures of CDS and its Participants to exercise any of their rights with respect to the Notes.

The Notes will be issued to Beneficial Owners in fully registered and certificate form (the "Definitive Notes") only if: (a) CDS has notified the Corporation that it is unwilling or unable to continue as the depository for the Global Note; (b) CDS has ceased to be a clearing agency or otherwise ceased to be eligible to be a depository; (c) the Corporation elects or is required by law to terminate the book entry only system through CDS; or (d) there shall have occurred and be continuing an Event of Default.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Trustee must notify CDS, for and on behalf of the Participants and Beneficial Owners, of the availability through CDS of the Definitive Notes. Upon surrender by CDS of the Global Note representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver Definitive Notes representing the Notes and thereafter the Corporation will recognize the holders of such Note certificates as Note holders under the Indenture.

Payment

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Note, payments of interest and principal on each Global Note will be made to CDS as registered holder of the Global Note. Payments of principal and interest on the Global Note will be made to CDS by pre-authorized electronic transfer payments or other form of electronic payments acceptable to the Trustee. As long as CDS is the registered holder of the Global Note, CDS will be considered the sole owner of the Global Note for the purpose of receiving payment on the Notes and for all other purposes under the Indenture and the Notes.

The Corporation expects that CDS, upon receipt of any payment of principal or interest in respect of the Global Note, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Note as shown on the records of CDS. The Corporation also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

If the date for payment of any amount of principal or interest on any Note is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder of the Note will not be entitled to any further interest or other payment in respect of the delay. If Definitive Notes are issued, interest will be paid by cheque drawn on the Corporation and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Definitive Notes are issued, payment of principal and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Trustee or as otherwise specified in the Indenture.

Transfers of Notes

Transfers of ownership of Notes represented by the Global Note will be effected through records maintained by CDS or its nominee for the Global Note (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Beneficial Owners who are not Participants in the depository services of CDS, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Global Note, may do so only through Participants in the depository service of CDS.

The ability of a Beneficial Owner of an interest in a Note represented by the Global Note to pledge the Note or otherwise take action with respect to such owner's interest in a Note represented by the Global Note (other than through a Participant) may be limited due to the lack of a physical certificate.

The holder of a Definitive Note may transfer it upon payment of transfer fees and similar taxes incidental thereto by executing a form of transfer and returning it along with the Definitive Note to the principal corporate trust office of the Trustee in the City of Calgary, Alberta or such other office as the Corporation may, with the approval of the Trustee, designate, for issuance of one or more new Definitive Notes in authorized denominations in the same aggregate principal amount registered in the name(s) of the transferee(s). The Trustee is not required to register any transfer of a Definitive Note within 10 days immediately preceding any day fixed for payment of interest or principal.

Rank

The Notes will be direct, unsecured obligations of the Corporation and will rank *pari passu* with all of the Corporation's other unsecured Indebtedness and all other present and future senior unsecured and unsubordinated debt of the Corporation. The Notes will not be secured by any mortgage, pledge or charge.

Optional Redemption

Optional Redemption Prior to ●, 2009 Upon Public Equity Offering

At any time prior to ●, 2009, upon not less than 30 nor more than 60 days' notice, the Corporation may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of ●% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by the Corporation from one or more public equity offerings. The Corporation may only do this, however, if:

(a) at least 65% of the aggregate principal amount of the Notes initially issued by the Corporation would remain outstanding immediately after the proposed redemption; and

(b) the redemption occurs within 75 days after the closing of the public equity offering in question.

Optional Redemption Prior to ●, 2009

At any time prior to ●, 2009, the Corporation may also redeem all or part of the Notes, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

"Applicable Redemption Premium" means, with respect to any Note on any redemption date, the greater of:

(a) 1.0% of the principal amount of the Note being redeemed; and

(b) the excess of:

(i) the Discounted Value at such redemption date of the Remaining Scheduled Payments of such Notes, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; over

(ii) the principal amount of the Note.

Optional Redemption After ◆, 2009

At any time on or after ◆, 2009 and prior to maturity, the Corporation may redeem all or part of the Notes upon not less than 30 nor more than 60 days prior notice on the terms set forth below. These redemptions will be at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing ◆ during the years set forth below. This redemption is subject to the right of Noteholders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption
2009	◆%
2010	◆%
2011	◆%
2012	◆%

Affiliate Purchase in Lieu of Redemption

The Corporation may, by notice to the Trustee, elect to have an Affiliate of the Corporation purchase all of the Notes to be redeemed subject to the applicable redemption provisions.

Purchase of Notes

The Corporation will be entitled, at any time when it is not in Default, to purchase for cancellation all or any of the Notes in the market or by tender or by private contract, provided that the price at which any Note may be purchased by private contract shall not exceed the principal amount thereof together with accrued and unpaid interest thereon and costs of purchase.

Covenants

The Indenture contains certain covenants on the part of the Corporation. These include in particular:

Restricted Payments and Investments

Limitations on Restricted Payments. The Corporation will not and will not permit any of its Restricted Subsidiaries to declare, make or pay, or incur any liability to make or pay, or cause or permit to be declared, made or paid, any Restricted Payment unless immediately thereafter, and after giving effect thereto:

(a) the aggregate amount of such Restricted Payment, plus all other Restricted Payments made or paid, or for which liability to make or pay has been incurred, by the Corporation or any of its Restricted Subsidiaries on or after the date of the Indenture, shall not exceed an amount equal to the sum of (w) $15,000,000 plus (x) fifty percent (50%) of cumulative consolidated net income before accounting for the after-tax impact of one time items disclosed as such in the relevant income statements ("Adjusted Consolidated Net Income") for the period commencing January 31, 2006 and ending on the last day of the most recently ended interim

fiscal period of the Corporation, if Adjusted Consolidated Net Income is a positive number (or one hundred percent (100%) of cumulative Adjusted Consolidated Net Income for such period, if cumulative Adjusted Consolidated Net Income is a negative number) plus (y) the net cash proceeds received by the Corporation from any issuance of shares of capital stock of the Corporation, or any options, rights or warrants to purchase such capital stock, after the date of the Indenture plus (z) the aggregate amount by which Indebtedness which is convertible by its terms is reduced by conversion to equity;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with the debt issuance test described below under "Debt Issuance Test"; and

(c) immediately prior thereto, and after giving effect thereto, no Default or Event of Default shall exist.

Limitations on Secured Indebtedness and Unsecured Revolving Indebtedness. The Corporation will not, nor will it permit any Restricted Subsidiary to:

(a) grant Liens in favour of lenders for outstanding Indebtedness under or in connection with credit facilities on its assets for any Indebtedness; or

(b) enter into any agreement for unsecured Revolving Indebtedness;

if at the time of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, or as a result of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, the aggregate principal amount available for drawdown pursuant to the terms of (x) all Indebtedness secured by Liens in favour of lenders for outstanding Indebtedness under or in connection with credit facilities and (y) all unsecured Revolving Indebtedness, would exceed: (1) the greater of: (i) $250,000,000; and (ii) the sum of 85% of the book value of the receivables and 65% of the book value of the inventory of the Corporation and its Restricted Subsidiaries; plus (2) an amount equal to 10% of the Equity of the Corporation.

Limitations on Investments. The Corporation will not, and will not permit any of its Restricted Subsidiaries to, declare, make, or authorize any Investment by way of cash, issuance of debt securities or shares unless it is a Permitted Investment, or:

(a) immediately after giving effect to such action the aggregate value of all Investments of the Corporation and its Restricted Subsidiaries made (and still held) after the date of the Indenture would not exceed 15% of the Equity of the Corporation calculated as at the end of the most recently ended interim fiscal period;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with the debt issuance test described below under "Debt Issuance Test"; and

(c) immediately prior thereto and after giving effect thereto, no Default or Event of Default would exist.

Each Person which becomes a Restricted Subsidiary of the Corporation after the date of the Indenture will be deemed to have made (for the purposes of the calculation in paragraph (a) above), on the date such Person becomes a Restricted Subsidiary of the Corporation, all Investments of such Person in existence on such date. Investments in any Person that ceases to be a Restricted Subsidiary of the Corporation after the date of the Indenture (but in which the Corporation or another Restricted Subsidiary continues to maintain an Investment) will be deemed (for the purposes of the calculation in paragraph (a) above) to have been made on the date on which such Person ceases to be a Restricted Subsidiary of the Corporation. All Investments shall be valued at the greater of cost and book value.

Indebtedness of a Restricted Subsidiary

The Corporation will not permit any Restricted Subsidiary to incur any Indebtedness (other than (i) Permitted Indebtedness, (ii) Indebtedness by a Restricted Subsidiary incurred in connection with a guarantee of Indebtedness owed by the Corporation, and (iii) Indebtedness between Restricted Subsidiaries or between a Restricted Subsidiary

and the Corporation) if the total Indebtedness of all such Restricted Subsidiaries would exceed in the aggregate 15% of the Equity of the Corporation at such time.

Debt Issuance Test

The Corporation shall not, and shall not permit any of its Restricted Subsidiaries to, create, issue, assume, become liable for or otherwise incur any additional Indebtedness, other than Permitted Indebtedness:

(a) after the occurrence and during the continuance of any Default or Event of Default; and

(b) unless, if after incurring the proposed additional Indebtedness and/or executing and delivering the agreements, instruments and other documents evidencing or establishing commitments, credit facilities, other lines of credit or authorizations to provide additional Indebtedness, the Corporation would have been in compliance with a ratio of EBITDA to Cash Interest for the best four consecutive fiscal quarters out of the last six published fiscal quarters, after giving effect to such additional Indebtedness, of at least 2.0 times. For the purpose of determining "EBITDA" under the debt issuance test, the Corporation may calculate EBITDA (as defined in the Indenture) as if any business being acquired with the use of the proposed additional Indebtedness, or any business acquired during the last six published fiscal quarters, had been acquired on the first day of the first of such six published fiscal quarters.

Negative Pledge

The Corporation covenants and agrees in the Indenture that as long as any Notes issued thereunder remain outstanding and subject to all the provisions of the Indenture, the Corporation will not, nor will it permit any Restricted Subsidiary to, create any mortgage, hypothecation, charge or other encumbrance on any of its or their property or assets, present or future, to secure Indebtedness, unless at the time thereof or prior thereto the Notes then outstanding are equally and ratably secured or secured in priority thereto; provided however, that such covenant shall not apply to or operate to prevent, among other things:

(a) Liens not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business or incidental to the ownership of property or assets;

(b) pre-existing Liens on properties when acquired, provided such Liens were not created or incurred in anticipation of such acquisition and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(c) Liens on existing property of corporations or other persons or entities when they become Restricted Subsidiaries provided such Liens were not created or incurred in anticipation of such entity becoming a Restricted Subsidiary and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(d) Liens given by Restricted Subsidiaries in compliance with obligations under the trust deeds and similar instruments in existence at the date of the Indenture;

(e) giving security by a Restricted Subsidiary in favour of the Corporation or another Restricted Subsidiary;

(f) creating, issuing or suffering to exist or becoming liable on, or giving or assuming, any Purchase Money Mortgage;

(g) giving security on any specific property in favour of a government within or outside Canada or any political subdivision, department, agency or instrumentally thereof to secure the performance

of any covenant or obligation to or in favour of or entered into at the request of any such authorities where such security is required pursuant to any contract, statute, order or regulation;

(h) giving security on cash or marketable securities of the Corporation or any Restricted Subsidiary in connection with interest rate, currency or commodity hedging instruments, swaps, forward exchange contract or similar financial agreements or arrangements entered into for the purpose of managing risks in the ordinary course of business;

(i) giving security in favour of lenders for outstanding Indebtedness under or in connection with credit facilities including, without limitation, any Revolving Indebtedness granted to the Corporation and its Restricted Subsidiaries from time to time;

(j) giving security to any supplier of farm supplies over any farm supplies in the possession of the Corporation which were acquired by the Corporation from such supplier and subsequently repurchased by such supplier from the Corporation, but only to the extent that such farm supplies remain in the possession of the Corporation and only in respect of the farm supplies so repurchased by the supplier, and only until such farm supplies are repurchased by the Corporation from such supplier which date of repurchase shall be deemed to be the date of acquisition for the purposes of the Indenture;

(k) giving security on, or the deemed security interest arising in respect of, grain to or for any person (A) for grain delivered by such person in respect of which a primary elevator receipt (as defined in the *Canada Grain Act* and the regulations thereto) has been issued; or (B) in respect of grain received by the Corporation for storage for the said person pursuant to a grain condo license or similar arrangement, in either case whether such security interest is granted or created by agreement or by operation of law or equity;

(l) Liens held by a joint venture entity against equity interests and receivables held by the Corporation or its Restricted Subsidiaries in such joint venture entity; or

(m) giving security in respect of any extension, replacement or renewal of any Indebtedness secured by way of any of the foregoing provided that in connection with such extension, replacement or renewal (A) the principal amount of Indebtedness secured thereby immediately prior to such extension, replacement or renewal is not thereby increased; and (B) the property or assets subject to such security is the same immediately after such extension, replacement or renewal as immediately prior thereto.

Limitation on Asset Dispositions

The Corporation may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition where the fair market value of the Fixed Assets or Investment is greater than $5,000,000 in one or more related transactions, unless:

(a) other than an Asset Disposition required by a governmental authority with jurisdiction over the Corporation or a Restricted Subsidiary in respect of the Asset Disposition, the Corporation or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of (which shall be determined by the board of directors of the Corporation in good faith and evidenced by a resolution of the board of directors, a copy of which shall be delivered to the Trustee, where such transaction involves aggregate consideration of $20,000,000 or more);

(b) at least 75% of the consideration for such disposition consists of cash or readily marketable cash equivalents; and

(c) all Net Available Proceeds, less any amounts invested within 360 days of such disposition in assets related to the business of the Corporation and its Restricted Subsidiaries are applied within 360 days of such disposition to the payment of Indebtedness of the Corporation or a Restricted Subsidiary.

If on the 361st day after the Asset Dispositions any Net Available Proceeds have not been applied or invested as provided in the preceding paragraph, a triggering event shall be deemed to have occurred, which will trigger the obligation of the Corporation: (1) first, to make an offer to purchase any outstanding Notes at 100% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Indebtedness of the Corporation that is *pari passu* with the Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase, and (2) second, to the extent of any remaining Net Available Proceeds, to any other use as determined by the Corporation which is not otherwise prohibited by the Indenture.

Payment of Additional Amounts

All payments made by or on behalf of the Corporation under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any Province or Territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, the Corporation will pay to each Noteholder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such Noteholder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such Noteholder would have received if such Canadian Taxes had not been withheld or deducted and similar payments (the term "Additional Amounts" shall also include any such similar payments) will also be made by the Corporation to Noteholders that are not subject to withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no Additional Amounts will be payable with respect to a payment made to a Noteholder (such Noteholder, an "Excluded Noteholder") in respect of the beneficial owner thereof:

(i) with which the Corporation does not deal at arm's length (for the purpose of the Income Tax Act (Canada)) at the time of the making of such payment;

(ii) that is subject to such Canadian Taxes by reason of the Noteholder being a resident of Canada, carrying on or engaged in business in Canada, maintaining a permanent establishment in Canada or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Notes, the receipt of payments thereunder or enforcement of its rights in respect thereof; and

(iii) that is subject to such Canadian Taxes by reason of the Noteholder's failure to comply with any certification, identification or documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that the Corporation shall give written notice to the Trustee and the Noteholders of the Notes then outstanding of such requirements and any change in such requirements).

Amalgamation and Merger

Pursuant to the terms of the Indenture, the Corporation shall not enter into any transaction, whether by way of merger, consolidation, reconstruction, amalgamation (except where the continuing corporation is by operation of law the successor to the obligations of the Corporation including the Notes), transfer, lease, disposition or otherwise, whereby all or substantially all of the Corporation's undertaking or assets would become the property of any other Person (a "Successor Company") unless:

(a) the Successor Company executes such documents as are in the opinion of counsel necessary or advisable to evidence the assumption by the Successor Company of the liability for the due and punctual payment of all amounts in respect of the Notes and the covenant of such Successor Company to pay the same and to observe and perform all the covenants and obligations of the Corporation under the Indenture;

(b) immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default;

(c) such transaction shall, to the satisfaction of the Trustee in reliance upon an opinion of counsel, be upon such terms as substantially to preserve and not to impair in any material respect any of the rights and powers of the Trustee or of the Noteholders under the Indenture; and

(d) any one of the following shall apply:

  (i) the Corporation shall be the surviving person;

  (ii) the Successor Company shall be a corporation existing under the laws of Canada or any province or territory thereof;

  (iii) the Corporation shall have obtained the consent of the holders of the Notes by way of Extraordinary Resolution; or

  (iv) the Corporation agrees that such a transfer shall be deemed to be a "change of control" for the purpose of the provisions described below under "Change of Control" and the Corporation makes the offer to the holders of the Notes required by such provisions at the applicable redemption price as soon as practicable following completion of the transaction, and such offer remains open and available for acceptance by holders of Notes for not less than 30 days.

Events of Default

The following are "**Events of Default**" under the Indenture:

(a) payment of the principal or redemption price, if any, or premium, if any, of any Note shall not be made in respect of any borrowing under the Indenture and any such default continues for a period of three days;

(b) payment of any instalment of interest or other amount (other than principal or redemption price) owing in respect of any Note shall not be made in respect of any borrowing under the Indenture and any such default continues for a period of 30 days;

(c) if the Corporation shall default in the observance or performance of any other covenant or agreement contained in the Indenture (except, in each case, for those referred to in Paragraphs (a) and (b) above) and such default continues for a period of thirty (30) days after written notice thereof by the Trustee (or such longer period as may be agreed to by the Trustee upon receipt of an Extraordinary Resolution); provided, however, that in the case of any such default which can be cured by due diligence but which cannot be cured within the thirty (30) day period, the time to cure shall be extended for such period as may be necessary to remedy the default with all due diligence;

(d) if any representation and warranty made by the Corporation in the Indenture or in any Supplemental Indenture shall be untrue in any material respect on the Closing Date or the date upon which they were given;

(e) an event of default, as defined in any instruments under which the Corporation or a Restricted Subsidiary has outstanding indebtedness for borrowed money, has occurred and the obligation to pay an amount in excess of $20,000,000 has been accelerated (unless the default is remedied or waived or the acceleration is rescinded or annulled), provided that (A) if the event of default is not related to a failure to make timely and proper payment of principal or interest, 30 days after such acceleration shall have elapsed after the Corporation has in good faith exhausted its remedies, including the contesting in good faith of such event of default, or (B) if the event default is related to such a failure, three days have elapsed after such event of default and acceleration has occurred;

(f) if an order shall be made or an effective resolution be passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions described under "Amalgamation and Merger" provisions of the Indenture are duly observed and performed; and

(g) if the Corporation or any Restricted Subsidiary shall make a general assignment for the benefit of its creditors or a notice of intention to make a proposal or a proposal under the *Bankruptcy and Insolvency Act* (Canada), or shall become insolvent or be declared or adjudged bankrupt, or a receiving order be made against the Corporation or any Restricted Subsidiary or if a liquidator, trustee in bankruptcy, receiver, receiver and manager or any other officer with similar powers shall be appointed to the Corporation or any Restricted Subsidiary, or if the Corporation or any Restricted Subsidiary shall propose a compromise, arrangement or reorganization under the *Companies' Creditors Arrangement Act* (Canada) or any other legislation of any jurisdiction providing for the reorganization or winding-up of corporations or business entities or providing for an arrangement, composition, extension or adjustment with its creditors or shall voluntarily suspend transaction of its usual business, or shall take corporate action in furtherance of any of the foregoing purposes.

If any Event of Default shall occur and be continuing, the Trustee may in its discretion and shall upon receipt of a noteholders' request signed by holders of not less than 25% of the principal amount of the Notes, subject to the provisions of the Indenture, declare the principal and interest of all Notes then outstanding to be due and payable and the same shall forthwith become immediately due and payable to the Trustee and the Corporation shall forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest and interest on amounts in default on such Notes, together with any applicable premium for all of the outstanding Notes calculated from the date upon which payment is demanded. Notwithstanding anything contained in the Indenture or the Notes to the contrary, if such a declaration is made, the Corporation shall pay to the Trustee forthwith for the benefit of the Noteholders the amount of principal of and any applicable premium and accrued and unpaid interest (including interest on amounts in default) on all Notes and all other amounts payable in regard thereto under the Indenture, together with interest thereon at the rate borne by such Notes from the date of such declaration until payment is received by the Trustee.

Waiver of Default

The holders of the Notes by Extraordinary Resolution may instruct the Trustee to waive any Event of Default or to annul any declaration made by the Trustee or both, upon such terms and conditions as such holders of the Notes prescribe.

Change of Control

Within thirty (30) Business Days of the occurrence of a Change in Control, the Corporation shall make an offer to purchase (the "Change in Control Offer") all of the outstanding Notes at a price equal to the aggregate principal amount of all such Notes outstanding, plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as defined below) plus an additional amount, as compensation to the Noteholders for the loss of their investment opportunity and not as a penalty, equal to 1.00% of the principal amount of the Notes being offered to be purchased (the "Change in Control Purchase Price") on or before the date specified in such Change in Control Offer, which date shall be a Business Day that is not later than sixty (60) days after the occurrence of the Change in

Control (the "Change in Control Purchase Date"). The Change in Control Offer shall remain open from the time such offer is made until the tenth (10th) Business Day following the date of delivery of the Change in Control Offer.

A Noteholder may accept or decline a Change in Control Offer by delivering to the Corporation a written notice (a "Change in Control Purchase Notice") at any time prior to the close of business on the 10th Business Day following the delivery of the Change in Control Offer, stating that such Noteholder elects or declines to have all of its outstanding Notes purchased pursuant to the Change in Control Offer.

Modification

Without the consent of any holder of Notes, the Corporation and the Trustee may amend or supplement the Indenture and the Notes to, among other things, correct typographical, clerical and other manifest errors provided that such correction shall in no way prejudice the rights of the Trustee or the Noteholders. Other modifications and amendments of the Indenture and the Notes may be made by the Corporation and the Trustee where authorized by an Extraordinary Resolution of the Noteholders.

However, a Special Noteholders' Resolution is required in order to amend or otherwise vary:

(a) the definitions of "Majority Resolution", "Extraordinary Resolution", "Event of Default" and "Special Noteholders' Resolution";

(b) any power exercisable by a written direction of a Noteholder or a Noteholders' Request;

(c) any provision of the Indenture which expressly requires a Special Noteholders' Resolution;

(d) the *pari passu* ranking of the Notes (other than classes within a series) as provided for in the Indenture;

(e) the maturity date, any date for payment of interest, the amount payable at maturity, currency of payments, or the redemption price of any Notes;

(f) the right to institute suits or claims for the enforcement of any payment on or with respect to the Notes on or after the due date thereof so as to materially impair such right; and

(g) default and remedies provisions of the Indenture.

"Special Noteholders' Resolution" means either: (i) a resolution duly passed at a meeting of holders of Notes duly convened for that purpose and held in accordance with the provisions of the Indenture and passed by the holders of the outstanding Notes of all series of Notes affected by the subject matter of the resolution representing not less than 95% of the votes cast in respect of such resolution at such meeting; or (ii) a resolution passed as such by an instrument in writing signed by the holders of not less than 95% of the principal amount of all the Notes.

Defeasance

If payment of all principal, premium, if any, and interest on all outstanding Notes in accordance with their terms and the Indenture is made, or provided for as outlined in the following paragraph, and if all other sums payable by the Corporation under the Indenture have been paid or provided for, the Corporation shall be promptly and fully discharged and released from all of their obligations in respect of the Indenture, and all outstanding Notes, subject to (i) the rights of holders of Notes to receive payments in respect of the principal, premium, if any, and interest on such Notes when such payments are due; (ii) the Corporation's rights of redemption and its obligations with respect to the Notes; (iii) payment of the Trustee's compensation and expenses; (iv) the indemnification rights of the Trustee; and (v) these defeasance provisions.

Payment may be provided for by the irrevocable deposit with the Trustee of money or non-callable obligations of or unconditionally guaranteed by a central government of a country, which through the scheduled payment of principal

and interest will provide money sufficient, in the opinion of an independent accountant, to pay and discharge when due, the principal, premium, if any, and interest on the Notes.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein.

Trustee

CIBC Mellon Trust Company at its principal office in the City of Calgary is the trustee for the holders of the Notes issued under the Indenture. The Corporation has agreed to indemnify the Trustee with respect to certain liabilities relating to acting as Trustee under the Indenture.

CIBC Mellon Trust Company is also the trustee of the Senior Subordinated Notes of the Corporation due November 29, 2008.

Definitions

Certain terms are defined in the Indenture substantially as follows:

"Affiliate" means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 20% or more of any class of voting or equity interests of the Corporation or any Subsidiary or any Person of which the Corporation and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 20% or more of any class of voting or equity interests. Unless the context otherwise clearly requires, any reference to an Affiliate is a reference to an Affiliate of the Corporation.

"Asset Disposition" means any transfer, conveyance, sale or lease by the Corporation or a Restricted Subsidiary of its Fixed Assets and Investments. The term "Asset Disposition" shall not include:

(a) any transfer, conveyance, sale, lease or other disposition of Fixed Assets and Investments by the Corporation or a Restricted Subsidiary in connection with a corporate reorganization which is carried out as a step transaction and which is completed within 48 hours to the extent that such Fixed Assets and Investments are transferred to an entity where, at the completion of such step transaction, such Fixed Assets and Investments are owned by the Corporation or a Restricted Subsidiary of the Corporation;

(b) any transfer, conveyance, sale or lease governed by the "Amalgamation and Merger" provisions in the Indenture;

(c) any transfer, conveyance, sale or lease of assets between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries; or

(d) dispositions of grain elevators in exchange for other grain elevators of approximately equal or greater value.

"Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to an optional redemption as described above under "Optional Redemption".

"Cash Interest" means, in respect of the Corporation and its Restricted Subsidiaries, interest expense as reported in the relevant income statements less adjustments for non-cash interest expense as reported in the relevant statements of cash flow of the Corporation and its Restricted Subsidiary prepared in accordance with GAAP.

"Change of Control" means the occurrence of any of the following events:

(a) any "person" or "group", directly or indirectly, acquires beneficial ownership of greater than 50% of the voting power of Saskatchewan Wheat Pool Inc.'s outstanding voting stock;

(b) Saskatchewan Wheat Pool Inc. conveys, transfers, leases or otherwise disposes of, or any resolution with respect to a demerger or division is passed by Saskatchewan Wheat Pool Inc.'s shareholders pursuant to which Saskatchewan Wheat Pool Inc. would dispose of, all or substantially all of its assets and those of the Restricted Subsidiaries, considered as a whole (other than a transfer of substantially all of such assets to one or more wholly owned subsidiaries), in each case to any Person other than in a transaction:

(i) where Saskatchewan Wheat Pool Inc.'s outstanding voting stock is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of Saskatchewan Wheat Pool Inc.'s incorporation) or is converted into or exchanged for voting stock (other than redeemable capital stock) of the surviving or transferee corporation; and

(ii) where the voting stock of the surviving or transferee corporation is and is expected to continue to be listed on a stock exchange or automated quotation system and publicly traded, no "person" or "group" is the "beneficial owner" directly or indirectly, of more than 50% of the total outstanding voting stock of the surviving or transferee corporation.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Default" means any occurrence that is, or with notice or the lapse of time or both would become an Event of Default;

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the redemption price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"EBITDA" means, with respect to the Corporation and its Restricted Subsidiaries, the sum of:

(a) the net income calculated in accordance with GAAP (excluding extraordinary gains or losses) of that Person for such period plus or minus, to the extent deducted or added in determining such net income, without duplication:

(i) income taxes paid or payable or refunds received or receivable in respect of income taxes;

(ii) interest expenses;

(iii) expenses paid or payable with respect to the securitization programs;

(iv) depreciation and amortization expenses (including, without limitation, the amortized portion of professional fees, bank charges, securitization charges and restructuring charges); and

(v) other non-cash items identified in the statement of cash flows which reconcile net income after taxes to cash from or used in operations excluding non-cash working capital items and items related to business combinations and discontinued operations; and

(b) dividends from Subsidiaries and Investments whose adjusted net income is not already included in (a) above.

"Equity of the Corporation" means, on any date, the shareholders' equity appearing in the Corporation's most recent audited consolidated financial statements, provided that preferred shares shall be included in the Equity of the Corporation.

"Extraordinary Resolution" means; (i) a resolution certified by the Trustee as duly passed at a meeting of holders of Notes duly convened for that purpose and held in accordance with the provisions of the Indenture and passed by the holder or holders of outstanding Notes of all series affected by the subject matter of the resolution representing not less than 66 2/3% of the votes cast in respect of such resolution at such meeting; or (ii) a resolution certified by the Trustee as having been passed as such by an instrument in writing signed by the holders of not less than 66 2/3% of the principal amount of all the Notes.

"Fixed Assets" means tangible property, present and future, of the Corporation and its Restricted Subsidiaries which is not intended to be consumed, sold in the ordinary course of business or converted into current assets, including land, buildings and equipment which is not inventory and, including for the avoidance of doubt, beneficial title of the Corporation to any such tangible property where the registered title is held by any entity other than the Corporation.

"Indebtedness" means indebtedness created, issued or assumed for borrowed funds, or for the unpaid purchase price of property of the Corporation or a Restricted Subsidiary, whether recourse is to all or a portion of the assets of such Person and whether or not contingent and includes:

(a) every obligation for borrowed money;

(b) every obligation evidenced by notes, debentures, bonds or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

(c) every reimbursement obligation (whether or not due or owing) with respect to letters of credit, letters of guarantee (excluding endorsements of cheques or other negotiable instruments in the ordinary course of business), bankers' acceptances or similar instruments;

(d) every obligation issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or expenses accrued in the ordinary course of business);

(e) the maximum amount of every obligation of the type referred to in Paragraphs (a) to (d) that may be available to such Person pursuant to any agreement or instrument, whether or not the conditions precedent to availability under such agreement or instrument have been met;

(f) every swap agreement, provided that for the purposes of determining the amount of Indebtedness outstanding at any time, there shall be included as Indebtedness the net amount (positive or negative) that would be carried in the accounts of such Person at that time with respect to such agreements as a liability in accordance with GAAP; and

(g) guarantees by such Person of obligations of any other Person of the type referred to in this definition,

in each case expressed in Canadian Dollars and, with respect to any amount which is expressed in any other currency, the Canadian Dollar amount thereof shall be the Canadian dollar equivalent thereof at that time.

"Investments" means loans, shares, partnership interests, joint ventures or other equity participations held by the Corporation or a Restricted Subsidiary.

"Lien" means any mortgage, lien, pledge, assignment, charge, security interest, title retention agreement intended as security, hypothec, execution, seizure, attachment, garnishment or other similar encumbrance and any other arrangement which has the effect of security.

"Net Available Proceeds" means, in connection with any Asset Disposition, the proceeds thereof in the form of cash and cash equivalents actually received by the Corporation (including any such proceeds received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but only as and when such proceeds are received), net of all expenses incurred in connection with such sale or Asset Disposition including but not limited to (a) legal fees, accountant fees and investment banking fees, directly attributable to such sale or Asset Disposition, (b) amounts required to be applied to the repayment of debt secured by a lien expressly permitted under the Indenture on any asset which is the subject of such Asset Disposition, (c) the amount of any reasonable reserve established in accordance with GAAP (i) against any liabilities (other than any taxes deducted pursuant to clause (d)) associated with the assets that are the subject of such Asset Disposition and (ii) retained by the Corporation, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be net proceeds of the Asset Disposition, as the case may be, received on the date of such reduction, and (d) taxes paid or reasonably estimated to be payable as a result thereof.

"Permitted Indebtedness" means:

(a) Revolving Indebtedness;

(b) Indebtedness existing at the Closing Date;

(c) intercompany loans between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries;

(d) member loans to the Corporation not to exceed $35,000,000 in the aggregate at any time;

(e) existing Indebtedness of a Subsidiary at such time as it becomes a Restricted Subsidiary;

(f) swap agreements permitted under the terms of the Indenture; and

(g) refinancings from time to time of any Permitted Indebtedness or any Indebtedness in respect of which the Corporation or its Restricted Subsidiaries met the debt issuance test set out in the Indenture at the time of its initial incurrence, provided that, with respect to any such refinancing, the maturity date of such refinancing is no earlier than the maturity date of any outstanding Notes, no material additional security is granted in respect thereof and the principal amount thereof is not materially increased.

"Permitted Investment" means:

(a) Investments in cash or cash equivalents;

(b) intercompany Indebtedness;

(c) Investments in (a) a Restricted Subsidiary or (b) another Person as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person merged or consolidated with or into or transfers or conveys all or substantially all of its assets to the Corporation or a Restricted Subsidiary;

(d) Investments existing as of the Closing Date;

(e) Investments required by joint venture agreements existing as of the Closing Date;

(f) existing Investments of Restricted Subsidiaries when acquired;

(g) Investments financed through the issuance of equity by the Corporation; and

(h) equity interests received as dividends.

"Person" means an individual, partnership, corporation, joint venture, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"Purchase Money Mortgage" means any mortgage, hypothecation, charge or other encumbrance created, issued or assumed to secure a Purchase Money Obligation in respect of such property and also means any agreement or other instrument entered into for the acquisition of or right to acquire any property or any interest therein in which agreement or instrument there is reserved or which obligates the Corporation or a Restricted Subsidiary to pay a royalty, rent or percentage of profits or proceeds won from such property and which charges or secures such property or interest therein or the lands containing the same with the payment thereof and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased; provided that such mortgage, hypothecation, charge, encumbrance, agreement or other instrument is created, issued or assumed prior to, concurrently with or within 180 days following the acquisition of such property, except in the case of property on which improvements are constructed, installed or added, in which case, the same shall be created or issued within a period of 180 days after substantial completion of such improvements.

"Purchase Money Obligation" means any Indebtedness assumed as, or issued and incurred to provide funds to pay, all or part of (i) the purchase price (which shall be deemed to include any costs of construction or installation) of any property acquired after the date of the Indenture or (ii) the cost of improvements made after the Closing Date to any property.

"Reference Dealer" means (i) any investment dealer selected by the Corporation from among members in good standing of the Investment Dealers Association of Canada; or (ii) any nationally recognized Canadian investment dealer selected by the Corporation and, in the opinion of the Trustee qualified to make the determination for which it was so selected, provided however, that such dealer shall have undertaken to the Corporation to determine in accordance with the terms of the Indenture, the Reinvestment Yield on the date specified by the Corporation.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the date of calculation of the redemption price with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Note, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.

"Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of (a) 1.00% per annum plus (b) the yield to maturity implied by the yields reported, as of 10:00 A.M. (Toronto time) on the third Business Day preceding the date of calculation of the redemption price with respect to such Called Principal, on the display designated as "TD PX1" of the Bloomberg Financial Markets Services Screen (or such other display as may replace the aforementioned screen) for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date of calculation of the redemption price.

"Restricted Payment" means (a) any dividend or other distribution, direct or indirect, in respect of any shares of the capital stock of the Corporation (other than dividends payable to the Corporation or a Subsidiary of the Corporation and dividends or distributions payable solely in capital stock of the Corporation or such Subsidiary, as applicable); or (b) any purchase, redemption, retirement or other acquisition of any shares of capital stock of the Corporation, now or hereafter outstanding, or of any warrants, rights or options evidencing a right to purchase or acquire any such shares (except in exchange for other shares of capital stock or warrants, rights or options evidencing a right to purchase or acquire any such shares); or (c) any management fees, royalties or other payments to Affiliates not in

the ordinary course of business; *provided, however,* that (i) payments or distributions to directors, officers or employees of the Corporation or its Subsidiaries under share based compensation plans, or (ii) any flow of funds between the Corporation and any of its Subsidiaries, or between its Subsidiaries, shall not be deemed to constitute a Restricted Payment. The amount of any Restricted Payment in property shall be deemed to be the greater of its fair market value (as determined by the board of directors of the Corporation or the Subsidiary, as the case may be) or its net book value.

"Restricted Subsidiary" means a Subsidiary of the Corporation which at the time: (a) the amount of the Corporation's share of Shareholder's Equity therein exceeds 5% of Equity of the Corporation; or (b) has been designated as a Restricted Subsidiary by written notice to the Trustee from the Corporation provided that at the time of such designation all of the Indebtedness of such Subsidiary is either Permitted Indebtedness or meets the debt issuance test described under the "Debt Issuance Test" above and provided further that a Subsidiary that has been so designated may by written notice to the Trustee from the Corporation be designated as no longer being a Restricted Subsidiary so long as the Corporation's share of Shareholders' Equity of such Subsidiary does not exceed 5% of the Equity of the Corporation and thereafter the Corporation and its remaining Restricted Subsidiaries meet the debt issuance test described under "Debt Issuance Test" above.

"Revolving Indebtedness" means Indebtedness which in accordance with its terms, can be drawn, repaid and redrawn for working capital and general corporate purposes which is secured or unsecured and which shall have an initial term to maturity of not more than 3 years but shall not include Indebtedness assumed by the Corporation or a Restricted Subsidiary as a result of an acquisition of, or amalgamation or merger, with another Person unless at the time of such acquisition, amalgamation or merger, such Indebtedness met the debt issuance test described above under "Debt Issuance Test".

"Shareholders' Equity" means with respect to a Subsidiary, the sum of (i) the shareholders' equity of such Subsidiary computed in accordance with GAAP and (ii) indebtedness created, issued or assumed by such Subsidiary to the Corporation for borrowed funds which indebtedness by its terms is stated to be subordinated; provided that the total of the book value of issued and fully paid preferred shares shall be included.

"Subsidiary" means, on any date, any corporation or other person or entity of which voting shares or other interests carrying more then 50% of the voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for the Corporation and/or by or for any corporation or other person or entity in like relation to the Corporation and includes any corporation or other person or entity in like relation to a Subsidiary; provided, however, such term shall not include any corporation or other person or entity (or its subsidiaries) which has had publicly-traded securities at all times since it first would otherwise have become a Subsidiary.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of MacPherson Leslie & Tyerman LLP and Osler, Hoskin & Harcourt LLP (collectively, "Counsel"), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who acquire the Notes as a beneficial owner pursuant to this offering at the offering price set out herein who, at all relevant times and for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), deal at arm's length and are not affiliated with the Corporation (each, a "Holder").

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and Counsel's understanding of the administrative and assessing policies and practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign legislation or considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should be construed as, advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers of Notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Notes having regard to their own particular circumstances, including the application and effect, if any, of the income and other tax laws of any province, territory, state or local tax authority or foreign jurisdiction.

Residents of Canada

The following summary applies to a Holder of Notes who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is or is deemed to be resident in Canada and holds the Notes as capital property (a "Resident Holder"). Generally, the Notes will constitute capital property to a Resident Holder provided that the Resident Holder does not hold the Notes in the course of carrying on a business of buying and selling securities or otherwise as part of a business of buying and selling securities or has not acquired the Notes in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Holders who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have the Notes and every other "Canadian security", as defined in the Tax Act, owned by the Resident Holder in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Resident Holder, an interest in which would be a "tax shelter investment" as defined in the Tax Act, or a Resident Holder that is a "financial institution" as defined in the Tax Act for the purpose of certain rules applicable to securities held by financial institutions (referred to as the "mark-to-market" rules). Such Holders should consult their own tax advisors.

Interest and other Amounts

A Resident Holder, other than a Resident Holder referred to in the following paragraph, will be required to include in the Resident Holder's income for a taxation year any amount received or receivable or deemed to have been received or receivable as interest in the year (depending upon the method regularly followed by the Resident Holder in computing income) on the Note, to the extent that such amount was not included in computing the Resident Holder's income for a preceding taxation year.

A Resident Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues or is deemed to accrue to such Resident Holder on the Notes to the end of that taxation year or that becomes receivable or is received by the Resident Holder before the end of that year, except to the extent that such interest was included in the Resident Holder's income for a preceding taxation year.

The Tax Act contains special rules applicable to "prescribed debt obligations" which can deem amounts, including a bonus or premium, to accrue as interest in a taxation year such that such amounts are required to be included in computing income for the taxation year. Having regard to CRA practice, while not free from doubt, the Notes should not constitute prescribed debt obligations.

In addition, any amount paid by the Corporation as a penalty or bonus because of the repayment of all or part of the principal amount of a Note before its maturity will be deemed to be received by the Resident Holder as interest on the Note and will be required to be included in computing the Resident Holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that, but for the repayment, would have been paid or payable by the Corporation on the Note for a taxation year of the Corporation ending after the repayment of such amount.

Disposition

On a disposition or a deemed disposition (which will include a redemption, repayment at maturity, repurchase or purchase for cancellation) of the Notes in whole or in part, a Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurred all interest that has accrued on the Notes to the date of disposition to the extent that such interest has not otherwise been included in the Resident Holder's income for the taxation year or a previous taxation year.

In general, on a disposition or a deemed disposition of a Note, a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in the Resident Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Note to the Resident Holder immediately before the disposition or deemed disposition. Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in computing such Resident Holder's income for that taxation year. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from any taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in any such years.

Alternative Minimum Tax

Individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which will include interest income and taxable capital gains.

Non-Residents of Canada

The following summary applies to a Holder who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the Notes in or in the course of carrying on business in Canada (a "Non-Resident Holder"). This summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

No Canadian withholding tax will apply to interest, principal, premium, bonus or penalty paid or credited to a Non-Resident Holder by the Corporation or to the proceeds received by a Non-Resident Holder on the disposition of a Note including a redemption, repayment at maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-Resident Holder on interest, principal, premium, bonus or penalty or on the proceeds received by such Holder on the disposition of a Note including a redemption, repayment at maturity, repurchase or purchase for cancellation.

RATINGS

The Notes have received a provisional rating of "B" from Dominion Bond Rating Service Limited ("DBRS") and a rating of "B" from Standard & Poor's Rating Service ("S&P"). The credit ratings accorded to the Notes by these rating agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

DBRS rates debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The "B" category is characterized as highly speculative and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity. The "B" category is the sixth highest of ten available rating categories.

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "CC". The "B" category is characterized as more vulnerable to non-payment than obligations rated "BB", but the obligor currently has capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic